e 3

04030789

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coloplast A/S

*CURRENT ADDRESS Holtedam 1
DK - 3050
Denmark

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34793 FISCAL YEAR 9/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 6/17/04



Annual Report 2001/2002

GLOBALISATION AND GROWTH – OPPORTUNITIES AND CHALLENGES

Coloplast



Plays with rooms

Kaspar Bonnén works with rooms. He likes objects in rooms, finds they make his paintings more physically tangible. Therefore he designed furniture to go with one of his exhibitions. They seem to make the painting extend into the room, to create interaction between the two forms of art.

The series that Kaspar Bonnén painted for Coloplast has doors as its theme. Doors between rooms and doors floating around, causing a sense of chaos in the viewer. He finds it exciting when images and structures mix, so the painting moves to different places.

"The doors form a fragile room, open to exploration. The viewer can experience a slightly vague room, may tend to lose orientation because I force him to see something between an image of a room and an image which is not a room after all."

Every year, we ask an artist to make a series of paintings to enhance our factories and offices and give pleasure to people working there.

"I believe art must necessarily be part of the political sphere: this cannot be avoided. Art is one of the voices representing what is not, otherwise, given much room in society. In Denmark, we have a strong tradition for functionalism. But, in my view, it is not enough that things work, for our lives are not functionalistic. I designed my own furniture to show a different way of organising life. It is essential that we continue to ask ourselves if we are actually living our lives in the right way."

Kaspar Bonnén was born in 1968 and graduated from the Academy of Fine Arts in Copenhagen, Denmark, in 1999.
He lives and works in Copenhagen.
In 2002, Kaspar Bonnén had his works on show at the Kunstforeningen art gallery, Copenhagen; Danish Contemporary Art, New York; Brandts Klædefabrik gallery, Denmark; Arken Museum of Art, Denmark; and Victoria Moro, London.
Kaspar Bonnén has published a number of books.

Front cover photo:
Naja Petersen from Continence Care Division has been given new challenges teaching her colleagues in the Hungarian facility to operate the machines.

Coloplast's Mission



Throughout the world we wish, within our selected business areas, to be the preferred source of medical devices and associated services, contributing to a better quality of life.

By being close to customers we fulfil their needs with innovative, high quality solutions. Through empathy, responsiveness and dependability we seek to earn their loyalty.

Our culture attracts and nourishes individuals who are energetic, committed and have a passion for our business.

We respect differences and pledge to act responsibly in social, environmental and business contexts.

By striving to be best in our business we achieve growth and increased value for our customers, employees and shareholders.

More information at:

www.coloplast.com

Editors
Coloplast A/S and Communiqué A/S

Design and production
Kontrapunkt A/S

Photos
Jesper Westley, Ted Fahn, Jesper Ludvigsen, Henning Alberti

Printed by
Phønix-Trykkeriet A/S, Aarhus

Net turnover and profit margin



MDKK
%
5,000
4,000
3,000
2,000
1,000
0
20
16
12
8
4
0
97 98 99 00 01
98 99 00 01 02
Net turnover
Profit margin

Operating profit and EPS



MDKK
DKK
1,000
800
600
400
200
0
40
32
24
16
8
0
97 98 99 00 01
98 99 00 01 02
Operating profit
EPS

Equity and return on equity



MDKK
%
1,500
1,200
900
600
300
0
60
48
36
24
12
0
97 98 99 00 01
98 99 00 01 02
Equity
Return on equity

Dividend and share price



DKK
DKK
5
4
3
2
1
0
500
400
300
200
100
0
97 98 99 00 01
98 99 00 01 02
Dividend
Share price

Definitions according to the Danish Society of Financial Analysts

Employees at year-end	Is employees converted into full-time equivalents
Profit margin	$\frac{\text{Operating profit}}{\text{Net turnover}} \times 100$
Return of assets	$\frac{\text{Operating profit}}{\text{Average assets}} \times 100$
Return on capital employed	$\frac{\text{Operating profit + financial income}}{\text{Average working capital}} \times 100$
Return on average invested capital	$\frac{\text{Operating profit}}{\text{Average invested capital + accumulated write-offs of goodwill}} \times 100$
Return on equity	$\frac{\text{Adjusted net profit}}{\text{Average equity}} \times 100$
	Average equity adjusted for share issues, if any
Net asset value	$\frac{\text{Equity at year-end x adjustment factor}}{\text{Number of shares at year-end}}$
	Adjusted for share issues, if any
Earnings per share	$\frac{\text{Adjusted net profit}}{\text{Average number of shares}} \times 100$
	Adjusted for share issues, if any
Price/earnings ratio	$\frac{\text{Share price}}{\text{Earnings per share}}$
	Market price per share at year-end

***Operating profit** is profit before tax, interest and minority interests.*

***Average working capital** is total liabilities except non-interest-bearing liabilities.*

***Adjusted net profit** is profit after tax adjusted for minority interests' share of profit after tax.*

5 years' key figures and ratios

MDKK	1997/98	1998/99	1999/00	2000/01	2001/02
Net turnover	2,724	3,065	3,603	4,069	5,624
Annual growth in %	*14*	*13*	*18*	*13*	*38*
Operating profit	438	464	564	696	931
Annual growth in %	*27*	*6*	*22*	*23*	*34*
Profit before tax	395	452	478	624	1,238
Annual growth in %	*16*	*14*	*6*	*31*	*98*
Profit after tax and minority interests	258	304	295	413	770
Annual growth in %	*-2*	*18*	*-3*	*40*	*86*
Dividend	53	61	72	86	104
Liquid funds	206	193	175	274	321
Total assets	1,955	2,533	2,711	3,233	4,356
Share capital	240	240	240	240	240
Equity at year-end	1,144	1,377	1,471	1,042	1,392
Cash flow from operations	373	366	467	600	913
Cash flow from investments	-405	-494	-334	-1,292	-878
Cash flow from financing	-127	113	-151	791	-39
Depreciation	139	178	222	260	282
Write-off, goodwill on acquisition	116	5		897	276
Number of employees at year-end	3,269	3,745	3,771	4,203	5,515
Profit margin, %	16	15	16	17	17
Return on assets, %	23	21	22	23	25
Return on capital employed, %	35	34	34	35	38
ROAIC, cash flow based, %	22	20	21	18	20
Return on equity, %	24	24	21	33	63
Equity share, %	59	54	54	32	32
Net asset value, DKK	48	58	61	43	58
EPS, earnings per share, DKK	11	13	12	17	32
Share price at year-end, DKK	287	349	350	548	530
Share price/net asset value	6	6	6	13	9
PE, price/earnings ratio	27	28	28	32	17
Dividend per share, DKK	2.20	2.55	3.00	3.60	4.35



Board of Directors

Left to right:

Palle Marcus, *director (Chairman)*

Kurt Anker Nielsen, *CEO*

Jytte Gliim, *senior project manager**



Knud Øllgård, *electrician**

Niels Peter Louis-Hansen, *BCom (Deputy chairman)*

Per Magid, *attorney*

Torsten Erik Rasmussen, *CEO*

Helle Bechgaard, *CEO*



Flemming Moss, *laboratory manager**

** elected by the employees*



Group Management

From top:

Max S. Stringer, *Group director*

Carsten Lønfeldt, *Group director*

Lars Rasmussen, *Group director*



Sten Scheibye, *Chief executive*

Management assignments page 54

Management report

In 2001/02 Coloplast made a number of strategic moves which adjusted the business basis of the company. SSL International plc's British continence care business was acquired with effect from 30 September 2001. Next, shares in Sterling Medical Services, USA, and HSC, Germany, were acquired. The annual turnover of these companies is approx. DKK 1.3bn. HSC's Nutrition business and Coloplast Consumer Products A/S were divested. Moreover, a new international manufacturing strategy was implemented and a major restructuring of the breast care business area was commenced.

These moves have impacted the Group's activities and financial result for 2001/02 significantly.

With a growth in turnover of 40% in local currencies and a profit margin of 17%, the expectations expressed in the financial statement for three quarters of 2001/02 are met. Organic growth was 14% in local currencies, which is better than expected at the beginning of the year. Organic growth for the continuing business areas was 15%. Lower exchange rates in the last six months resulted in a turnover growth of 38% in terms of Danish kroner.

Financial result

Profit before tax rose by 98% to DKK 1,238m from last year's DKK 624m. Profit for the year after tax and minority interests was DKK 770m, an increase of 86% over last year.Operating profit before special items and net financial items and tax was DKK 931m. This is DKK 235m or 34% more than the previous year. Special items account for total ingoing payments of DKK 410m originating from major activities of a non-recurrent nature: the divestment of two business areas and the restructuring of breast care etc. Including special items operating profit was DKK 1,341m, corresponding to a profit margin of 24%.

Financial costs include net interest payments, cash discounts and the effect of exchange-rate adjustments and currency hedging. Overall, net financial items recorded a net negative balance of DKK 103m, compared to a negative balance of DKK 72m last year. Turnover and operating profit are stated at the year's average exchange rates, which were some 2 percentage points below last year's average. There has been a downward trend in the value of Coloplast's invoicing currencies, and the closing rates at 30 September 2002 were lower than the year's average. In accordance with Coloplast's foreign-exchange policy, currency holdings have been sold in advance. This secured a financial income, which largely offset the currency effect on operating profit.

Turnover

All product areas made progress. In the European markets, which account for 77% of total turnover, a growth of 41% was recorded. Sales in North and South America accounted for 17% of Group turnover and increased by 40% from last year, including sales from acquired business. Sales outside Europe and the Americas increased by 9%, accounting for 6% of total sales.

Highlights

The accounts *are heavily affected by the acquisitions and divestments made since September 2001.*

Group turnover increased *by 38% to DKK 5,624m. Measured in local currencies, the increase was 40%. The underlying organic growth in local currencies was 14%.*

Operating profit *before special items was DKK 931m, an increase of 34% from last year. Special items reflect ingoing payments of DKK 410m.*

The profit margin *was 17%.*

Group profit before tax, *including the proceeds from the divestment of business areas, was DKK 1,238m.*

Profit for the year increased *by 86% to DKK 770m compared to DKK 413m last year.*

It is proposed *to raise dividend to DKK 4.35 per share of DKK 10, an increase of 21%.*

For 2002/03 the continuing *business areas are expected to grow by approx. 10%. Group turnover for 2002/03 is consequently expected to increase by approx. 7% compared to 2001/02, including the divested business areas Nutrition and consumer products. The profit margin is expected to be 17%.*

Financial review on page 15.

Martin Rauser and Doris Krüger work for Cosamed, an HSC company. They visit ostomists in their homes with 4–8 weeks' intervals to give advice on stoma care, complications, chemotherapy, diet, and resuming social life. Founded ten years ago, HSC is now the leading supplier of products and service to ostomists in Germany with a network of 17 companies.



New products

Assura Convex Light
Complete range of soft and flexible ostomy bags optimised for use with retracted stomas

SureCath set with accessories
Sterile, intermittent coated catheter kit with drape, gloves and wipes

Conveen Security+ with applicator
Ultra short urisheaths with applicator for ease of use and colour code for size selection

Conveen DUO
Expanded portfolio of all-in-one solutions covering needs for combined use of urisheaths and urine bags

Alione
Wound dressing with excellent exudate management capabilities

SeaSorb Soft
Highly absorbent, easy-to-remove, soft alginate dressing

Contreet Foam
Antibacterial foam dressing with hydroactivated silver release

Aviana
Collection of plus-size brassieres

Classic Flow, ***Tria*** Flow
Two-layer breast form with self-forming back layer

Classic Basic, ***Tria*** Basic
One-layer, external breast form in regular silicone

Nurses' Own
Skin care products to address frequent hand washing

EasiCleanse Bath
Disposable foam cloth with no-rinse cleanser and moisturiser

Baza Cleanse and Protect Odor Control
Protective skin care product with added odour control

Business areas

Stoma care Coloplast is a leading manufacturer of ostomy products helping people who have had – most often following a cancer diagnosis – their intestinal outlet rerouted through the abdominal wall. The overall world market for ostomy products is estimated at approx. DKK 8bn, with an annual growth in the order of 5-10%. The market growth is just under 5% in Europe, but somewhat higher in the USA and the rest of the world.

In 2001/02 Coloplast's ostomy product sales totalled DKK 1,979m, corresponding to a rate of growth of 20% in Danish kroner. The underlying organic growth in local currencies was 14%. This means that Coloplast is continuing to win market shares. Higher market shares are achieved mainly by Coloplast products being selected for an increasing number of new patients. We try to retain customer loyalty through attractive service programmes for the users of our products as well as for the professional caregivers.

In our judgement, Coloplast is now the market leader in Europe. In the USA, our market share is also growing, but from a low level.

Growth is still driven by the **Assura** product line, not least by the drainable bag with its unique closing mechanism, our **Assura Hide-away** brand.

During the financial year we introduced the **Assura** Convex Light product programme in key markets. The demand for convex products has been growing in recent years due to a wish for added security of tightness around the stoma for certain types of stoma. An ostomy bag based on a new coupling concept, **Easiflex**, was launched in certain European markets towards the end of the year. The product, which includes a flexible adhesive coupling, was positively received by the test market and we expect to launch it in all important markets during the financial year 2002/03.

Continence care Coloplast manufactures and sells urine bags, urisheaths, catheters for bladder evacuation, absorbent pads and other products for people with bladder control problems. The main group of customers are spinal-cord injured.

The market for continence care products is estimated to be growing at a rate of 7-10% per year. Coloplast's sales in this market increased to DKK 1,212m including the continence business acquired from SSL International plc. Organic growth reached 21% in local currencies. Including acquired business, sales grew 45%.

Sales of coated catheters for bladder evacuation are growing strongly as are sales of **Conveen** and **Moveen** urine bags. Our **SpeediCath** catheter, whose special coating makes it ready-for-use out of the packaging, continues to win market shares in the market for coated catheters. From the first quarter of the year new production lines for the manufacture of **SpeediCath** have been operative. They have secured sufficient capacity for the expected continued increase in **SpeediCath** sales in the coming years.



John Roberts (76) has an intermittent catheter because of prostate cancer. Fran visits him every 6 or 7 weeks.

Coloplast's acquisition of the SSL continence business took place shortly before the opening of the financial year. The products, which are sold under such brands as **Simpla**, **Aquadry**, Clear Advantage, Freedom and **Trident**, have increased Coloplast's strength in the British market, one of the world's largest and most important continence care markets. Sales developed as expected in spite of delivery problems following the fire which destroyed the urine bag factory shortly before Coloplast took over the business. Delivery performance is now back to normal.

The sales performance of **ThackrayCare** developed better than expected. **ThackrayCare**, which was part of the business acquired from SSL, is a home care service, whose nurses work closely together with the British healthcare authorities. They give advice, offer product training and care for people in their own homes. As a supplier of a selection of products and services through **ThackrayCare** and Coloplast Direct Ltd., Coloplast has become the biggest provider in Great Britain of medical devices direct to the consumers.

On 14 June 2002, the British Competition Minister issued her decision regarding Coloplast's acquisition of SSL's continence business. The Minister instructed the Director General of Fair Trading to obtain undertakings from Coloplast to renegotiate the distribution agreement for urisheaths with the manufacturer, Mentor Corp., USA, to either divest the Clear Advantage brand or sell the brand and the product within six months. If Coloplast and Mentor should fail to reach an agreement in time, Coloplast should seek further advice from the Office of Fair Trading. The decision has not affected the profit for 2001/02, nor will it affect the long-term objectives for the continence business. The negotiations with Mentor had not been terminated by the time of reporting.

Wound care The world market for chronic wound dressings is of the order of DKK 15bn and is estimated to grow 10-12% per year. Modern wound healing products account for approx. DKK 8bn. Coloplast is marketing products based on moist wound healing for the treatment of leg ulcers, pressure sores and diabetic ulcers. Sales of wound dressings increased by 12% in local currencies during the year. In terms of Danish kroner, turnover reached 736m, an increase of 11%.

Coloplast's **Biatain** dressings based on foam technology continue to show good growth, and during the year sales were stimulated by the launch of new versions and sizes for treatment of special wounds.

The launch of **Contreet** Hydrocolloid antibacterial dressing indicated Coloplast's entry into the professional care market for dressings with active components. The product is indicated for wounds suspected to have bacterial infection. Such wounds are difficult to heal. **Contreet** Hydrocolloid was launched in all key markets in 2001/02, meeting expectations.

Towards the end of the financial year Coloplast launched another antibacterial wound dressing, **Contreet** Foam, which combines the useful properties of foam, like softness and inability to

Fran Roberts, Birmingham, 2002

*Fran Roberts sees patients with bladder problems in their homes. As a **ThackrayCare** Nurse Specialist, she assesses their individual needs and designs the best care management programme. Fran orders products through the Wolverhampton care centre who complete prescription paperwork and also coordinate nurse referrals. She worked as a National Health Service nurse for 21 years prior to joining **ThackrayCare**, the last 15 years holding District Nursing and Continence Advisor posts.*

"Having worked in both hospital and the community, I can see teaching patients is more effective in the security of their own home. Continence problems are emotive, therefore much empathy is required not only with the individual but with the family, too.

I have close working relationships with my hospital colleagues and like to facilitate a seamless service between hospital and community services.

It suits me well to work for a commercial company with a commitment to meet patient needs without bias," says Fran.

"As a nurse working within the public sector you often do not feel valued by your employer. Now I have the best of both worlds; I work in partnership with the public sector, employed by a company who values and respects my professional abilities."

"I feel I have been allowed to develop professionally within Coloplast, and through the Sales/Marketing team I am able to pass on product-in-use opinions," says Fran. "In this way, I can influence product development."


100,000
75,000
50,000
Q1 01/02
Q2 01/02
Q3 01/02
Q4 01/02

Brittany Lovell, USA, 2002

"I came across TheBreastCareSite.com when researching for a report I was doing in nursing school. It was such a relief to read the stories told by other survivors and realise that I shared many concerns with these women," says Brittany Lovell (39), who was diagnosed with breast cancer at 29.

"I felt that because of my young age people did not respond to my situation the way they would if I had been older. I didn't know what questions to ask my doctor, even less what answers to expect. At the time I was a single mother of three and the doctors saved my life, but the after care hasn't been so great."

"One of the things that worried me when I remarried was if my scarred chest made my husband love me less. When I read on TheBreastCareSite about one woman being embarrassed when her husband looked at her, it suddenly became easier for me to ask my own husband how he felt about it."

"I also found practical solutions on the site, like information about reconstruction, which I chose to have last year. I had been using chest expanders after bilateral mastectomy surgery.

If I had found the site before I had reconstructive surgery, I would have made sure to have a plastic surgeon do it, not a general surgeon. A plastic surgeon would have left a scar of only 4 inches compared to the scar of 16 inches that I have. My health maintenance organisation was not aware that breast reconstruction should be performed by a plastic surgeon. This is the kind of information that I will be sure to share with other survivors."

stick to the wound, with the antibacterial effect of silver. We plan to launch **Contreet** Foam in all important markets, including the USA, during 2002/03.

Coloplast introduced one more wound dressing right after the closing of the financial year, **Alione**, which can absorb large amounts of wound liquid and is therefore suitable for all types of wounds. **Alione** will be introduced in a number of key markets during 2002/03.

In the important British market, the sales effort was strengthened by creating a sales force dedicated to wound care. Previously the sales representatives sold continence care as well as wound care products, but with the sales organisation taken over from SSL being dedicated to continence care products, each sales force can now concentrate on one business area.

Skin care Coloplast manufactures and markets skin care products for treatment and prevention of skin injuries. Manufacturing operations are located in Minnesota, USA, and the products are sold mainly in the American market to nursing homes and similar institutions. The US market for skin care products to the nursing sector is estimated to grow 7-9% per year.

Turnover was DKK 204m, which is 3% more than last year in local currencies.

Coloplast's skin care sales force is smaller in number than those of other suppliers, and steps have been taken to increase sales resources. Sales in Europe, where some of the skin care products were sold under consumer product, wound care, stoma care or continence care brands, continue to grow.

Breast care Coloplast is the world leader in external breast forms for women who have had a breast removed. The product programme also includes a selection of special textiles (bras and swimsuits). An increasing number of women with breast cancer choose to have reconstructive surgery, a development which reduces the need for standard breast forms. On the other hand, the incidence of cancer is increasing. The market for breast forms and special textiles is estimated to be around DKK 1.2bn and to be growing by 3-5% per year.

Breast care sales grew by 6% in local currencies. In terms of Danish kroner, sales increased by 2% to DKK 537m. Light weight forms, including **Tria** Light, and Classic **Contact** Pearl and **Prema**, performed well in all markets. Special textiles also achieved continued growth both in the USA and Europe.

In the spring of 2002 the breast care organisation was restructured and consolidated into one global business unit geared to continuing to win market shares. At the same time the efficiency of business processes was increased to enable breast care to continue to contribute substantially to Coloplast's long-term business basis.

The new business unit is headquartered in Atlanta, Georgia, USA, its key market. Manufacturing and development of breast forms will take place in Germany, and manufacturing activities in

Brittany Lovell once made a living as a figure skater with the IceCapade Show. Now she and her family enjoy camping and dirt bike riding in the desert as hobbies.

Coloplast's website for breast cancer survivors was launched in September 2001. The number of visitors to the site – approx. 15,000 per month – reflects the users' interest in a community of this type.





the USA, which today offer jobs to some 90 production workers, will cease by the end of 2002. The German operations are expected to need an additional 40 employees. The manufacturing of textiles will continue in the Costa Rican factory.

Once the changes have been fully implemented, we expect the breast care business to record additional profits of approx. DKK 40m in 2003/04. In the financial years 2001/02 and 2002/03 the restructuring will involve one-time costs totalling approx. DKK 40m.

The integration of the two business units in Germany and the USA is proceeding as planned, and the first breast forms manufactured in Germany have been introduced to the US market and accepted by the customers. On 10 October 2002 Coloplast acquired the remaining share capital of Amoena GmbH, which is now fully owned.

Home care activities

As expected, Coloplast's German home care company HSC recorded two-digit sales growth. The divestment in December 2001 of the Nutrition business enabled the sales force to concentrate on stoma care and continence care. HSC is a holding company with a nationwide network of distribution companies specialising in the supply of products and service to ostomists. HSC is the leading distributor of its kind in Germany with an ostomy market share of around 30%.

Sterling Medical Services specialises in the distribution of wound care, stoma care, continence care and diabetes products to the US market. The company has in-depth knowledge of reimbursement rules, insurance issues and the preparation of treatment schedules for cost control. Sterling Medical Services supplies products both to private individuals, nursing homes and home healthcare chains. Since the company was established in 1993, it has recorded two-digit annual growth. Also in 2001/02 the company grew strongly. Its sales force grew substantially and further contracts with nursing homes and home healthcare institutions were signed.

Home care activities are characterised by lower operating profit, but also lower capital expenditure, than Coloplast's other activities.

Total home care sales, comprising HSC in Germany, **ThackrayCare** and Coloplast Direct in Great Britain, amounted to DKK 1,332m in 2001/02. Of total home care sales, DKK 376m is included in turnover for the business areas mentioned above. The remaining home care sales are included under "other".

Acquisitions and divestments

With effect from 1 October 2001 Coloplast signed agreements with its partners in two associated companies, Sterling Medical Services Inc., New Jersey, USA, and HSC Group, Germany, making it the sole owner of Sterling and the majority shareholder of HSC. The acquisitions were debt-financed and the total amount paid for the shares acquired was DKK 320m.

On 17 December 2001 HSC divested the Nutrition business to a new company formed by Baxter Deutschland Holding GmbH and Nutricia Deutschland GmbH, a subsidiary of Royal Numico.

During the financial year 2001/02, Coloplast signed an agreement to divest Coloplast Consumer Products A/S, including the rights to the **Compeed** brand, to Johnson & Johnson effective 1 October 2002. Coloplast will continue to manufacture and develop the products for Johnson & Johnson with full cost recovery.

During the financial year 2001/02 the proceeds from the divestment of the shares of Coloplast Consumer Products A/S had a positive effect on profit. The somewhat lower than expected sales and earnings from the consumer products business is a result of notice being given to the previous distributors. Moreover, the deal involved a number of non-recurring costs including compensation to employees and cooperation partners. The net proceeds from the sale of the consumer products business were DKK 236m after tax.

Manufacturing and distribution

To ensure optimal conditions for the company's future growth, a new corporate manufacturing and distribution strategy has been made. As a consequence, extension of the company's manufacturing capacity will primarily take place in countries with low cost levels.

Since spring 2002, StomaNet.se has offered a closed community to Swedish stoma care nurses. Like the Dutch pioneer site launched in 2001 – this internet forum was developed in cooperation with leading stoma care nurses. Coloplast provided the framework, while an editorial committee has been responsible for the contents.

Corporate governance at Coloplast

Ownership *Coloplast has been in business for 45 years and our performance reflects an unfailingly sound financial development. When the company became listed on the Copenhagen Stock Exchange in 1983, the share capital was divided into two classes of shares: B shares, entitling their holder to one vote per share and registered in the name of the holder; and A shares carrying 10 votes each which were not registered.*

In management's opinion, this ownership structure has helped secure the basis for our consistent strategy of setting ambitious, long-term financial objectives. By achieving these objectives, the company has added to the value created for shareholders, customers and employees alike.

Relations with our stakeholders *Coloplast's Mission and Values are available to the public and include the company's business concept and values. In its annual report, Coloplast reports on its strategies and objectives, its financial affairs and specifically about the company's relations with the key stakeholders. The company will endeavour to continue its open and active dialogue with the stakeholders and will use the potential of modern information technology to improve the flow of communication.*

Coloplast's communication policy is available to the general public, and we communicate regularly with investors and other stakeholders, eg when publishing quarterly financial statements. Coloplast's corporate website offers financial and general information.

Board of Directors *The Board lays down basic business concepts and values as well as our overall objectives and strategies. The Board also performs general management controls and assesses Group Management's efforts on an on-going basis.*

The Board members meet at least five times per year, either at the company's headquarters or in sales subsidiaries or manufacturing sites in Denmark or abroad. All important decisions are made by the Board in full. The chairman and vice chairman of the Board have special tasks relating to Group Management and the auditors appointed by the Annual General Meeting, eg Group Management's terms of employment and the independence of the auditors.

The Board's business procedures are reviewed once a year and adjusted as required. Guidelines have been worked out for Group Management's reporting to the Board as well as communication between the two bodies.

The Board's competences have been described, and when new members are recruited they serve to determine which candidates offer the best addition to the overall competence profile of the Board.

Board members are subject to reelection each year at the Annual General Meeting.

The Board makes regular self evaluations and in a similar process the Board evaluates Group Management's work and the cooperation between the two bodies.

Remuneration to the Board is a fixed, annual fee, determined by the Annual General Meeting. Board members are not covered by bonus or other incentive schemes. Group Management and executives of the company have been offered share options under a revolving incentive programme, where the exercise price is higher than the market price at the time of allocation. Information about movements in the share option portfolio is published quarterly for employee groups.

Each year, the company executes a systematic planning process, an important element of this process being a Board strategy meeting to discuss the company's long-term plans.

We plan to make the distribution structure in Europe simpler in the coming years by replacing the current, national warehouses with a few European distribution centres. This is being done to reduce the costs of distribution whilst maintaining a high delivery performance.

In May a new 13,000 sqm manufacturing facility in Hungary was officially opened. The factory makes ostomy and continence care products. The transfer of machinery for ostomy and continence care products is proceeding. Although a slower than planned process, the result has proved to meet expectations. In October 2002 it was decided to commence the next phase of the building project, 9,500 sqm including clean rooms for manufacturing sterile wound care products. Some 600 people will work there when full capacity is reached in 2005.

Investments

The Group's production capacity was utilised to the full throughout the year. The restructuring of breast care operations and the transfer of machinery from Denmark to Hungary added pressure on the production facilities. More than DKK 80m was invested in the facility in Hungary.

Capital expenditure totalled DKK 409m, which is in line with last year. Investments in buildings accounted for DKK 165m, DKK 16m less than in 2000/01.

Investments in operating and manufacturing equipment accounted for DKK 244m. An IT investment of DKK 40m was made for a new ERP system. This project is proceeding according to plan both regarding timing and budgets.

IT

Our Enterprise Resource Planning system, One World, was implemented in two factories in Denmark and in our Danish sales subsidiary according to plan. The system will be gradually introduced in other business units in Denmark, Germany, Hungary and the USA in the coming year. A number of websites for users and professional caregivers have been launched to support Coloplast's marketing efforts.

Research and development

Coloplast's research and development projects are anchored in our central research unit, the Coloplast Research Centre, and in the product divisions' development departments. In 2001/02 the resources spent on R&D corresponded to approx. 4% of turnover. Part of this amount was spent by the Research Centre on applied research and basic materials development. Our key activities are within adhesives, hydrogel and coating technology. In the past year, Coloplast Research participated in the development of the new corn remover for Johnson & Johnson. In 2001/02 the Coloplast Research Centre became a partner to a four-year multilateral research cooperation related to advanced wound treatment devices under the EU Growth framework programme.



Organisation

After the end of the financial year, the Board decided to continue the share option programme launched in November 2000 for a two-year trial period. The extended programme will include options totalling approx. 200,000 to Group Management and some 200 executives and specialists at a price based on the listed price on five consecutive days after publication of the financial statement for the full year. The options are exercisable for a period ending in 2011, the exercisable price increasing over the period.

Lawsuit

On 13 November 2002 the Danish Supreme Court found for Coloplast in an action brought regarding deductibility of capital losses incurred on the issue of employee shares at a price lower than the market price. As a result of the judgment, Coloplast expects a refund of more than DKK 45m including interest. The tax of DKK 32m repayable will be credited to equity capital, while DKK 13m interest accrued will be entered in the profit and loss account for 2002/03.

Risk factors

In 2001/02 there have been no material changes to the risk assessment of the Coloplast operations. For information about financial risks, please see the financial review, from page 15. Regarding patents, environmental issues and Coloplast's general emergency preparedness, please see our stakeholder reporting, page 49.

Knowledge resources

The Coloplast Mission and Values provide the basis for our endeavours to increase value creation for customers, employees, society and shareholders year by year. Our stakeholder report, from page 34 onwards, accounts for the process. Value creation depends on the extent and quality of a company's total knowledge about the correlation between enablers and results. Therefore, we also refer to our stakeholder reporting as our report on value creation and knowledge management.

The stakeholder report has four main sections describing the enablers and results relevant in the value creation for each stakeholder. Employees from many parts of the Group have been involved in this year's updating of the Mission and Values. Coloplast's Mission is printed on page 3 of the report.

Since 1995 Coloplast has been working with a model called the EFQM Excellence model, which assumes that the correlation between enablers and results can be described. A company is run optimally when strategies and decisions increase customer and employee satisfaction while at the same time having a positive effect on society and providing good financial results for the benefit of the shareholders. Compared to our previous reports, this year's stakeholder report includes more data from Coloplast's activities in subsidiaries worldwide.

Birgitte Bjørkman, Copenhagen, 2002

"When my daughter Julie started in day care, the staff had been told that I was a chairdriver. They had therefore considered ways of supporting our family which they assumed was less resourceful," recalls Birgitte Bjørkman.

During Julie's years in the day care centre, Birgitte, as she puts it, managed to falsify their perception completely.

"Obviously, I could not join their outing in the woods as I am not very good at moving with kids in uneven terrain. On the other hand, I was active on the parent committee and one of the initiators of the day nursery's magazine," explains Birgitte, who is now the editor-cum-layouter of the Danish magazine for spinal-cord injured.

Editor, member of the school committee, consultant for the municipal authorities of a Copenhagen suburb. Birgitte Bjørkman has several titles. She is a chairdriver and epitomises her own philosophy of life: to look for opportunities rather than limitations.

"As a chairdriver I sometimes face a strange presumption in fellow beings that my life is bound to be fairly narrow in scope. Like the checkout girl at the supermarket who says, "It's a good thing that you get around a little." Then I feel like answering, "Indeed, and I can tell you I also enjoyed my safari in Tanzania."

You don't need to trek across the Greenland ice cap or scuba dive on Great Barrier Reef in Australia to see the opportunities in life. After all, chairdrivers are just like everybody else," says Birgitte.

"Most importantly, you should do what you like. My ambition is that the day I "park my chair", I will know that I left my mark in life."



Professor Huang Yan Ting (left) is the leading ostomy surgeon in China. Wang Jin Hui (middle) is a trained ET and Coloplast partner. Tang Wen Ju (right) is an ostomist and works with a Chinese petroleum company.



Pioneers in China

Since 1995, Coloplast has developed and manufactured products in China. The development of new products is taking place in close cooperation with Chinese surgeons, nurses and users. Therefore, our products meet the special needs of the Chinese market and users.

The professional caregiver

"While I have acquired much valuable experience in the technical routines of ostomy surgery during my career, it has not been easy to find resources for patient support and care both before and after the operation," explains professor Huang Yan Ting, Chinas leading ostomy surgeon. Professor Huang has been working at the Beijing University Hospital for more than 40 years.

"I therefore appreciate partners like Coloplast who can help us set high standards of product information and guidance for the users from admission to hospital until discharge and after. There is an urgent need for training of stoma care nurses in China, for more and more people will have to live with a stoma. An ET school has now been established in Guangdong province, where nurses can train to become stoma care specialists."

The user

Tang Wen Ju is 61 years old. He works as a consultant with a Chinese petroleum company and had surgery six years ago. "I don't feel any restraints in my daily work, but I am unable to do as much exercise as I did before the operation.

I do hope that patients and professional caregivers will be successful in putting pressure on the Chinese authorities so ostomy products will obtain reimbursement. It is costly to have a stoma, and still many people cannot afford to use bags which provide complete security and a high quality of life," says Tang Wen Ju.

Coloplast wishes to contribute to a sustainable development. We report on relevant activities in the stakeholder report. In 2002 Coloplast joined the UN Global Compact, which aims to make companies adhere to a set of principles relating to human rights, labour standards and environmental protection. We intend to be more specific in our reports on the requirements of the UN Global Compact in the coming years.

Future outlook

Assuming currency rates at the level of 2001/02, turnover growth in 2002/03 is expected to be somewhat lower than in 2001/02, when organic growth was somewhat stronger than expected. For 2002/03 a growth of around 10% is expected for the continuing business areas. Group turnover for 2002/03 is consequently expected to increase by approx. 7% compared to turnover in 2001/02, including the divested business areas Nutrition and consumer products. For 2002/03 capital expenditure is expected to be in the order DKK 450m. The tax rate for 2002/03 is expected to be approx. 33%.

The market for medical disposables is estimated to grow at less than 10%, which means that Coloplast must continue to win market shares to meet these expectations.

As mentioned earlier, a number of activities have been initiated to improve the profit margin, including the setting up of manufacturing operations in Hungary and the restructuring of the breast care business etc. For the home care activities, which now account for a considerable share of total Group sales, the profit margin is below the average for the Group, which tends to reduce the overall margin. The total effect in 2002/03 is expected to be a profit margin in line with the one achieved in 2001/02, ie approx. 17%.

Coloplast's long-term objectives of achieving a turnover in 2005 of DKK 8bn and a profit margin of 17% are unchanged. These objectives can be achieved through an average annual organic growth of 10% and few, minor acquisitions.

Heavy fluctuations in key currencies, significant changes in the healthcare sector or major changes in the world economy may affect the company's possibilities of achieving its long-term objectives and of meeting expectations for the coming year.

Annual General Meeting

The Annual General Meeting will be held on Monday, 16 December 2002 at 4 pm at the company's head office in Denmark, 3 Holtedam, Humlebæk. The Board of Directors proposes to the Annual General Meeting that dividends are paid at DKK 4.35 per share of DKK 10 (2000/01: DKK 3.60 per share of DKK 10).

Financial review

Geographical distribution of turnover 2001/02


6%
17%
77%
Europe
North and South America
Other

Group turnover by business area 2001/02


17%
35%
10%
4%
13%
21%
Stoma care
Continence care
Wound care
Skin care
Breast care
Other

Highlights

Group turnover was DKK 5,624m, an increase of 38% from DKK 4,069m in 2000/01. Profit before tax increased by 98% to DKK 1,238m from last year's DKK 624m. Profit for the year after tax and minority interests was DKK 770m, or 86% more than last year.

Operating profit is shown both before and after special items in the year's accounts. Special items account for a total income of DKK 410m and relate to major activities of a non-recurrent nature: the divestment of two businesses and the restructuring of the breast care business etc. Excluding special items, financial net expenditure and tax, operating profit amounted to DKK 931m. This is DKK 235m, or 34% more than the previous year. Based on these figures, the profit margin – calculated as operating profit in per cent of turnover – came to 17%, which is in line with the objective of achieving at least 17% in the long term. This performance also complies with the expectations expressed in our financial statement for three quarters. Including special items, operating profit was DKK 1,341m, corresponding to a profit margin of 24%.

The financial costs include net interest payments, cash discounts and the effect of exchange-rate adjustments and currency hedging. In total, net financial items closed with a negative balance of DKK 103m, down from DKK 72m last year.

Turnover and operating profit are stated at the year's average exchange rates, which were 2 percentage points below last year's average.

Over the financial year, there has been a downward trend in the value of Coloplast's invoicing currencies, and the closing rate at 30 September 2002 was lower than the year's average. Turnover growth excluding exchange-rate effects was 40%. At 14%, organic growth excluding exchange-rate effects was higher than expected at the beginning of the year.

Key events

Acquisitions and divestments are reflected in the accounts. Early in the year, the investment in Sterling Medical Services Inc., New Jersey, and the HSC Group in Germany was increased, consolidating the profit of the two businesses in the Group's accounts. Next, the Nutrition business of HSC was sold to a company formed by Baxter Deutschland Holding GmbH and Nutricia Deutschland GmbH.

In May followed the acquisition by Johnson & Johnson of Coloplast Consumer Products A/S with effect from 1 October and consolidation at 30 September 2002. Part of the agreement concerns the continued development and manufacture by Coloplast A/S of the products sold on a cost-recovery basis.

As SSL's continence business was acquired in late September 2001, the full effect of its performance is included in the 2001/02 accounts.

Turnover growth for continuing business areas

	Total growth DKK	Organic growth local currencies
Stoma care	20%	14%
Continence care	45%	21%
Wound care	11%	12%
Skin care	0%	3%
Other	420%	–
Medical disposables	44%	19%
Breast care	2%	6%
Total	**38%**	**15%**

Turnover development, geographical markets

The turnover in Europe accounted for 77% of Group turnover, a little up on last year. Both in local currencies and Danish kroner, the growth achieved was 41%. Currency fluctuations have a modest impact on European sales.

Sales in the Americas accounted for DKK 976m or 17% of Group turnover. In the USA, turnover increased by 43% compared to last year in USD terms, including sales by Sterling Medical. Organic growth was 2%, which is lower than last year's 8%.

Coloplast's sales outside Europe and the USA accounted for 6% of Group turnover in 2001/02, recording an increase of 9%.

Turnover development, product groups

Total sales of ostomy products for the year were DKK 1,979m, an increase from last year's DKK 1,651m of 20% in Danish kroner.

Continence care turnover was DKK 1,212m, an increase of 45%.

Turnover for the ostomy and continence care areas includes acquired business. Turnover generated by the home care companies is stated at higher prices than traditional sales through subsidiaries. The growth rates are based on turnover in Danish kroner and are affected by organic growth, acquisitions, divestments and by the added margin obtained from distribution through the home care companies.

Wound care sales rose by 11% to DKK 736m from DKK 666m in 2000/01. For breast care, actual sales increased by 2% in Danish kroner to DKK 537m. The breast care performance was negatively affected by the low rate of the dollar, which is the currency used for settling more than half of breast care turnover.

The development of the dollar rate also affected skin care sales, more than 75% of the DKK 204m turnover being generated in the USA.

For the financial year 2001/02 a group referred to as "other" has been added. This group comprises consumer product sales and sales of service and products not manufactured by Coloplast, primarily through the Group's home care companies. Turnover for this group was DKK 956m. Last year's turnover of approx. DKK 184m includes only consumer products.

Segment information

After the divestment of Coloplast Consumer Products A/S and the consumer segment, Coloplast's products address two different customer segments. The largest, medical disposables, comprises ostomy, continence, wound and skin care products. These products are all marketed to hospitals and similar institutions, where the patients are introduced to them. Consumption takes place primarily in the user's home. The other segment, breast care, is reached through such specialty shops as bandagists, shops selling medical appliances and personal care for women, including lingerie shops. The choice of product is made by the user after competent guidance by the dealer.

The profitability of segments is measued by their profit margin defined as operating profit in per cent of turnover. All direct, segment-related costs are stated per segment. Costs with no direct segment affiliation have been distributed subsequently. The indirect costs distributed in this way account for approx. DKK 124m. Calculation of the profit margin excludes special items.

Segment results

Incl. currency effects	**Medical disposables**	**Breast care**
Turnover MDKK	5,087	537
Growth comp. to 2000/01	44%	2%
Profit margin	16%	19%

Expenses and profit margin

Expenditure for raw materials, ancillary materials, human resources and external services rose by 38% to DKK 4,511m from last year's DKK 3,271m, while depreciation increased by 8%. Minority interests account for the minority shareholders' share of the profit generated by non-wholly owned subsidiaries. The majority relates to profits generated by HSC, Germany, including the divested business area Nutrition. Part of the profit achieved in the past from associated companies, is now fully consolidated as

Development of invoicing currencies 1998-2002
(1994 is = index 100)


115
110
105
100
95
90
Average exchange rate
2000/01
Average exchange rate
1999/00
Average exchange rate
2001/02
Average exchange rate
1998/99
Oct. 98
Jan. 99
Apr. 99
Jul. 99
Oct. 99
Jan. 00
Apr. 00
Jul. 00
Oct. 00
Jan. 01
Apr. 01
Jul. 01
Oct. 01
Jan. 02
Apr. 02
Jul. 02
Oct. 02

ownership shares have increased in two distribution companies, whose profit was previously stated through associated companies.

Special items

The net proceeds from the divestment of businesses appear in the profit and loss account with an entry of DKK 458m. The primary items are the proceeds from the divestment of the HSC Nutrition business and the divestment of Coloplast Consumer Products A/S, including the **Compeed** brand worldwide. The restructuring costs relating to the breast care business have also been entered under special items.

Financial items and tax

Financial items include net interest payments, cash discounts and exchange-rate adjustments plus various bank charges. Net financial expenditure in 2001/02 was DKK 103m, an increase of DKK 31m on the previous year. Opposite forces impacting interest payments were the declining level of interest rates and the higher average net interest-bearing debt. The effect was an increase in interest expenditure etc. to DKK 80m, exchange-rate adjustments of DKK 31m having a positive effect.

Total debts at year-end amounted to DKK 2,907m, including DKK 1,791m of interest-bearing debts. Of these debts, DKK 1,612m represents debt raised for terms of more than one year. During the financial year, the composition of our borrowing facilities was restructured. While, at the beginning of the year, a considerable part of total debts consisted of short-term bank facilities raised for financing acquisitions, a 5-year credit facility of DKK 1bn was signed to finance repayment of short-term loans. Favourable terms and a historically low interest-rate level served to keep interest rates stable for long periods of time, supported by long-term loans in buildings.

Total net interest-bearing debt increased to DKK 1,470m by year-end 2001/02. Hence, a change in the interest-rate level of 1 percentage point will have a net effect of DKK 15m on profit.

The Group's total tax liability for the year amounts to DKK 341m, while the figure was DKK 211m in 2000/01.

The effective tax rate decreased to 28% from last year's 34%. The lower tax rate reflects the tax treatment of divested activities.

Exchange-rate developments

The value of the Group's sales in Danish kroner is affected by exchange-rate developments. Sales are affected by fluctuations in exchange rates because the largest part of sales is generated outside Denmark.

The average value of our weighted invoicing currencies in 2001/02 was 2% below its level for 2000/01. This has had a negative impact on turnover and on profit before financial items.

We hedge against the impact of exchange rates by making forward cover and option contracts. For the financial year 2001/02 these hedging instruments and other currency effects are included under financial items as a net currency income of DKK 31m. The total currency effect for the previous year was a net currency expense of DKK 4m.

The number of currencies covered by hedging increased over the year, the key currencies being USD, EUR, AUD, GBP, HUF, SEK, NOK and JPY.

Development of balance and equity

At 30 September 2002, the total balance amounted to DKK 4,356m while a year before the balance had amounted to DKK 3,233m, an increase of 35%. The acquisition of further shares in distribution companies constituted the primary reason for this increase. Amounts receivable relating to sales and distribution company product stocks have had full impact on the overall balance.

Equity increased by DKK 350m, standing by the end of the year at DKK 1,392m.

Equity accounted for 32% of the total balance at year-end, and profit for the year yielded a return on equity of 63% against 33% in the previous financial year.

Investments

Operating close to the limit of full capacity utilisation, we need to regularly invest in both buildings and production machinery. In addition, we make invest-


Capital expenditure
MDKK
500
400
300
200
100
0
97 98 99 00 01
98 99 00 01 02
Machinery and equipment
Land and buildings


Cash flow
MDKK
1,000
500
0
-500
-1,000
97 98 99 00 01
98 99 00 01 02
Acquisitions
Capital expenditure
Cash flow from operations
Free cash flow

ments in measures to improve efficiency on a regular basis. Investments in fixed assets ran up to DKK 409m in 2001/02 compared to DKK 394m the year before. Overall, DKK 244m was spent on machinery and operating equipment, slightly more than last year's DKK 213m. Establishing the facility in Hungary was the year's single biggest project.

Total investments in fixed assets in per cent of turnover showed a downward trend. We thereby maintain the favourable development of previous years.

Capital expenditure on fixed assets vs turnover:

	1998/99	1999/00	2000/01	2001/02
Ratio in %	12.1	11.9	9.9	8.6

Cash flow statement

The year's cash flow from operations was DKK 913m, an increase of DKK 313m over the year before. Part of this increase was generated by acquired business. After deduction for investments in tangible assets and adjustment for dividends from associated companies, there was a positive net cash flow for 2001/02 of DKK 35m against a negative cash flow balance of DKK 692m last year. The year was affected by major acquisitions. The net cash flow includes the Group's investments in land and buildings worth DKK 165m and in technical plant etc. worth DKK 244m. The corresponding amounts for the financial year 2001/02 were DKK 181m and DKK 213m, respectively. Payment of dividends amounted to DKK 85m.

Changes in accounting policies

As announced in our financial statement for 2000/01, we shall implement major changes to our accounting policies for the financial year 2002/03. These changes are a consequence of a new Danish act on company accounts which, in all essence, complies with international accounting standards.

Like other exchange-listed companies Coloplast will implement the changeover to IAS no later than 2005. A number of accounting principles under IAS are currently being revised, and it is anticipated that, within the coming year, rules enabling continuity in the changeover process will be introduced.

Accounting policies

The annual accounts and the consolidated accounts for 2001/02 have been prepared in accordance with the Danish Company Accounts Act, current Danish accounting standards and other requirements relating to the presentation of the accounts of listed companies imposed by the Copenhagen Stock Exchange. The accounting policies are consistent with those applied last year.

Euro
As a service to the readers of our annual accounts we show Group figures also in EUR. The conversion rate was 742.74, the rate of exchange quoted on 30 September 2002 (at 30 September 2001: 743.71).

Group consolidated accounts
The Group accounts comprise the parent company, Coloplast A/S, and subsidiaries in which the Coloplast Group controls more than 50% of the voting rights or otherwise has a controlling interest.

The Group accounts are prepared based on the parent company and subsidiaries' accounts by aggregating similiar financial statement items. The accounts used for consolidation purposes have been prepared using the accounting policies of the Group. On consolidation, intra-group entries have been eliminated.

Companies which are not subsidiaries, but in which the Coloplast Group owns 20% or more of the voting rights or otherwise has considerable management influence, are regarded as associated companies.

Newly acquired or divested companies are included in the profit and loss account for the period of ownership.

Comparative figures have not been corrected for newly acquired or divested companies.

A profit or loss incurred on the divestment or closing down of a subsidiary company is calculated as the difference between the sales price or value of the discontinued business and the financial value of its net assets at the time of the divestment or closing down, including the anticipated costs of the sale or closing-down. Any resulting profit or loss is included in the profit and loss account after deduction of corporate goodwill previously written directly to reserves.

At the acquisition of subsidiaries, the acquired share of a company's net asset value is determined according to the Group's accounting policies. Where the purchase price differs from the net asset value, the difference is, to the extent possible, allocated to assets and liabilities and written directly to reserves.

Profit and loss account

Net turnover
is included in the profit and loss account for the year of delivery and invoicing.

Other operating income and expenses
comprise items that are secondary in nature to the primary operations of the company.

Research and development costs
are included under "other external costs".

Incentive programmes
A share option programme has been set up for Group Management and executives. As holdings of own shares are deemed to cover these options, the costs relating to option-based incentive programmes are deducted from equity directly in accordance with the policy applied for own shares.

Conversion of foreign currency
Debit and credit balances denominated in foreign currency have been converted into Danish kroner at the exchange rates quoted on the balance sheet date. Both realised and unrealised exchange gains and losses on current assets or debt have been included in the profit and loss account as financial items.

The profit and loss accounts of the foreign sales subsidiaries have been converted at average exchange rates for the period. Their balance sheets have been converted at official exchange rates at 30 September. Currency differences arising from such conversion have been included as financial items in the consolidated accounts.

The profit and loss accounts of the foreign manufacturing subsidiaries have been converted at average exchange rates for the period while their balance sheets have been converted at official exchange rates at 30 September. Currency differences arising from such conversion have been written directly to reserves.

Exchange-rate adjustments of subsidiaries' value at the beginning of the year have been written directly to reserves.

Exchange-rate adjustments relating to balances with foreign subsidiaries, representing increases or decreases in their equity capital, are entered under reserves.

Financial instruments
The turnover of the parent company and the Danish subsidiaries is primarily invoiced in foreign currency. To take out forward cover of accounts receivable and payable in foreign currencies, the parent company mainly uses forward contracts and options.

Where items covered in this way represent assets or liabilities, any gains and losses incurred on the financial instruments are included in the profit and loss account at the same time as the items covered.

Unrealised exchange-rate adjustments relating to financial instruments created for the purpose of covering future transactions, are postponed until such future transactions occur.

Subsidies
Subsidies have been granted for R&D and for investments. Subsidies for R&D have been systematically included as income in the profit and loss account so as to cancel out the costs they compensate for. Subsidies relating to investments have been included as accrued income in step with depreciation and write-off of the respective investments.

Special items
include significant amounts of a non-recurrent nature not directly related to normal operations.

Taxes
Tax payable on the result for the year is charged to the profit and loss account together with changes in the provision for deferred taxation. Tax on equity movements is carried directly to equity.

Provisions for deferred tax are made according to the full provision method of stating balances for all timing differences between values stated for accounting and for tax purposes, except where such differences relate to capital shares in associated companies that are not expected to be disposed of within a short period of time.

The tax value of a loss deemed to be postponable for setting off against future taxable income, is set off against deferred tax relating to the same legal entity and jurisdiction. Any deferred tax assets are stated in the balance at the expected realisable value of such assets according to a specific valuation of the respective assets.

Coloplast A/S has joined the tax prepayment scheme. Additions, deductions and compensations regarding the tax payment are included in the profit and loss account and balance sheet together with the current tax liability.

Coloplast A/S is jointly taxed with some of its wholly-owned Danish and foreign subsidiaries. The net tax payment on jointly taxed income is included in the parent company accounts.

Balance sheet

Non-tangible fixed assets

Corporate software is stated at the cost price less accumulated depreciation and write-offs. Corporate software is written off over its expected lifetime, the maximum being 5 years. Other intangible assets are stated at original cost less accumulated depreciation and write-offs. Intangible assets are written off over their expected lifetime, the maximum being 20 years.

Purchased goodwill, patent and trademark rights and corporate software whose value does not exceed DKK 5m are included, like other external costs, in the year of acquisition.

Tangible fixed assets

are stated at the original cost less accumulated depreciation and write-offs. These assets are written off over their expected lifetimes, which are:

Buildings	25 years
Technical installations in buildings	10 years
Technical plant and machinery	5 years
Other plant, operating equipment and furniture	5 years

Tangible fixed assets with a cost of less than DKK 20,000 and minor building conversion and improvement costs not considered to add permanent value, are charged to the profit and loss account under "other external costs" in the year in which they are incurred.

Financial fixed assets

Shares in subsidiaries and associated companies are stated in the accounts of the parent company at the value of the proportional ownership share of the respective companies' equity (equity method) and reduced by unrealised intra-Group profit. If the equity of a subsidiary is negative, an amount corresponding to the negative equity is set off against accounts receivable from the subsidiary or is allocated to reserves.

The profit for the year and the parent company's equity are therefore equal to those of the Group.

Other securities and equity capital, mainly shares acquired for permanent holding, are stated at purchase price less any depreciation of a permanent nature. Such depreciation is included in the profit and loss account as financial expenses.

Stocks

Raw materials, ancillary materials and goods in progress are stated in the accounts at cost price.

Finished goods are valued at calculated cost price – purchase price of raw materials and semi-manufactures plus other costs directly attributable to the individual product. No addition is made for indirect production costs.

Products whose net realisable value is lower than the actual or calculated cost price, respectively, are priced at net realisable value.

Commodities are stated at the lower of cost price and net realisable value. Costs are based on the FIFO principle of calculation.

Accounts receivable

are stated at face value, reduced by any depreciation in anticipation of losses subject to individual assessment.

Securities

The purchasing and selling price for own shares is deducted from or added to reserves directly. Other securities are stated in the accounts at the price at which they were bought or at market value, if lower, based on a total portfolio assessment. Unrealised losses are entered in the profit and loss account as financial items.

Debt

Debt, including mortgage debt, is stated at nominal value.

The cash flow statement

uses the indirect method, based on operating profit, and shows the Group's cash flow for the year and the liquidity position at year-end. The cash flow originates from, or is applied in, three main areas: operations, investments and financing.

Liquidity includes liquid funds and securities shown as current assets.

Liquidity deriving from operations is adjusted for non-cash operational items, changes in working capital and company tax paid.

Working capital includes current assets and short-term debt, but not short-term items included in liquidity.

Investments include fixed assets purchased or sold, prepayments on fixed assets during the building phase, increases in capital holdings in subsidiaries or associated companies and dividends paid by associated companies.

Financial items include issue of share capital and long- and short-term loans.

Positive amounts indicate incoming payments while negative amounts indicate outgoing payments.

Profit and loss account

1 October 2001 - 30 September 2002

		Group		Group		Parent company	
		MDKK		*MEUR*		*MDKK*	
Note		*2001/02*	*2000/01*	*2001/02*	*2000/01*	*2001/02*	*2000/01*
1	Net turnover	5,624	4,069	757	547	2,363	1,963
2	Change in stocks of finished goods and work in progress	16	101	2	14	15	-3
	Other operating income	77	31	10	4	50	62
	Income from operations	**5,717**	**4,201**	**769**	**565**	**2,428**	**2,022**
	Costs of raw materials and consumables	-1,262	-768	-170	-103	-640	-484
	Other external costs	-1,420	-1,070	-191	-144	-470	-396
3	Employee costs	-1,829	-1,433	-246	-193	-754	-703
	Profit before depreciation	**1,206**	**930**	**162**	**125**	**564**	**439**
5	Income from participating interests					209	208
5	Profit, associated companies	7	26	1	4	0	0
6-7	Depreciation	-282	-260	-38	-35	-178	-175
	Operating profit	**931**	**696**	**125**	**94**	**595**	**472**
9	Special items	410	0	56	0	285	0
	Profit before financial income and expenses	**1,341**	**696**	**181**	**94**	**880**	**472**
10	Financial income	126	69	17	9	165	97
11	Financial expenses	-229	-141	-31	-19	-133	-52
	Profit before tax	**1,238**	**624**	**167**	**84**	**912**	**517**
12	Company tax	-341	-211	-46	-28	-142	-104
	Profit for the year	**897**	**413**	**121**	**56**	**770**	**413**
	Minority interests	-127	0	-17	0	0	0
	Coloplast's share of the profit for the year	**770**	**413**	**104**	**56**	**770**	**413**

Profit distribution

The Board of Directors will propose to the shareholders at the Annual General Meeting that they approve the following distribution of the profit for the year:

	2001/02	2000/01
Dividend DKK 4.35 per share (24m shares)	104	86
Subsidiaries' reserves	110	76
Free reserves	556	251
Total	**770**	**413**

Balance sheet

At 30 September 2002

Note		Group MDKK 2001/02	Group MDKK 2000/01	Group MEUR 2001/02	Group MEUR 2000/01	Parent company MDKK 2001/02	Parent company MDKK 2000/01
	Assets						
	Patents and trademarks	10	1	1	0	8	1
	Goodwill	65	0	9	0	0	0
	Corporate software	46	11	6	2	43	5
	Prepayment for intangible fixed assets and intangible fixed assets in progress	18	31	3	4	0	31
6	**Intangible fixed assets**	**139**	**43**	**19**	**6**	**51**	**37**
	Land and buildings	928	826	125	111	173	173
	Technical plant and machinery	330	312	44	42	270	276
	Other operating equipment	177	128	24	17	86	64
	Payments on account for tangible fixed assets and tangible fixed assets under construction	150	110	20	15	97	91
7	**Tangible fixed assets**	**1,585**	**1,376**	**213**	**185**	**626**	**604**
8	Shares in subsidiaries					112	118
	Accounts receivable, subsidiaries					412	455
8	Participating interests in associated companies	1	39	0	5	0	0
	Accounts receivable, associated companies	0	26	0	3	0	0
8	Other securities and participating interests	0	8	0	1	0	0
18	Deferred tax asset	182	147	25	20	75	99
	Financial fixed assets	**183**	**220**	**25**	**29**	**559**	**672**
	Total fixed assets	**1,907**	**1,639**	**257**	**220**	**1,276**	**1,313**
13	**Stock and work in progress**	**569**	**474**	**76**	**64**	**272**	**213**
	Trade debtors	1,107	734	149	99	139	67
14	Accounts receivable, subsidiaries					963	846
	Accounts receivable, associated companies	5	37	1	5	0	0
15	Other debtors	417	42	56	6	352	6
	Accruals	30	33	4	4	3	9
	Debtors	**1,559**	**846**	**210**	**114**	**1,457**	**928**
16	**Securities**	**1**	**1**	**0**	**0**	**1**	**1**
	Cash and bank balances	**320**	**273**	**43**	**37**	**138**	**65**
	Current assets	**2,449**	**1,594**	**329**	**215**	**1,868**	**1,207**
	Total assets	**4,356**	**3,233**	**586**	**435**	**3,144**	**2,520**

Balance sheet

At 30 September 2002

Note		Group MDKK 2001/02	Group MDKK 2000/01	Group MEUR 2001/02	Group MEUR 2000/01	Parent company MDKK 2001/02	Parent company MDKK 2000/01
	Liabilities						
	Share capital	240	240	32	32	240	240
	Subsidiaries' reserves					418	308
	Retained earnings	1,152	802	155	108	734	494
17	**Total equity capital**	**1,392**	**1,042**	**187**	**140**	**1,392**	**1,042**
	Minority interests	**-1**	**11**	**0**	**2**	**0**	**0**
18	Provisions for deferred taxes	4	3	1	0	0	0
19	Other provisions	54	44	7	6	25	19
	Provisions	**58**	**47**	**8**	**6**	**25**	**19**
20	Mortgages	546	182	74	24	179	28
20	Bank loans	1,066	56	143	8	874	0
	Long-term liabilities	**1,612**	**238**	**217**	**32**	**1,053**	**28**
20	Mortgages	6	7	1	1	1	1
20	Bank loans	173	1,150	23	155	20	982
	Trade creditors	373	200	50	27	203	99
	Amounts due to subsidiaries					76	35
21	Company tax	199	77	27	10	103	47
22	Other creditors	419	356	56	48	153	166
	Accruals	23	20	3	3	16	16
	Dividend	102	85	14	11	102	85
	Current liabilities	**1,295**	**1,895**	**174**	**255**	**674**	**1,431**
	Total current and long-term liabilities	**2,907**	**2,133**	**391**	**287**	**1,727**	**1,459**
	Total liabilities	**4,356**	**3,233**	**586**	**435**	**3,144**	**2,520**

23 Other liabilities

24 Financial instruments

25 Transactions with related parties

Consolidated cash flow statement

Note		Group MDKK 2001/02	Group MDKK 2000/01	Group MEUR 2001/02	Group MEUR 2000/01
	Operating profit	931	696	125	94
A	*Adjustment for non-cash operating items*	278	247	38	33
B	Changes in working capital	-52	-102	-7	-15
	Special items	99	0	13	0
	Ingoing interest payments etc.	116	69	16	9
	Outgoing interest payments etc.	-221	-141	-30	-19
	Company tax paid	-238	-169	-32	-22
	Cash flow from operations	**913**	**600**	**123**	**80**
	Investments in intangible fixed assets	-51	-31	-7	-4
	Investments in land and buildings	-165	-181	-22	-24
	Investments in technical plant and equipment	-244	-213	-33	-29
	Adjustment of tangible fixed assets under construction	-40	5	-5	1
	Fixed assets sold	16	16	2	2
	Acquisition of businesses	-400	-897	-54	-120
	Investments in ass. cos and other sec. and part. interests	0	8	0	1
	Dividend from associated companies	6	17	1	2
	Exchange-rate adjustment of subsidiary equity capital	0	-16	0	-2
	Cash flow from investments	**-878**	**-1,292**	**-118**	**-173**
	Free cash flow	**35**	**-692**	**5**	**-93**
	Dividend to shareholders	-85	-72	-12	-10
	Dividend to minority interests	-129	0	-17	0
	Investments in own shares	-25	-23	-4	-3
	Financing through long-term loans	1,290	-148	174	-20
	Financing through short-term loans	-1,090	1,034	-147	139
	Cash flow from financing	**-39**	**791**	**-6**	**106**
	Net cash flow	**-4**	**99**	**-1**	**13**
	Liquidity at 1 October 2001	274	175	37	24
	Addition through acquisition	51	0	7	0
	The year's change in liquidity	-4	99	-1	13
	Liquidity at 30 September 2002	**321**	**274**	**43**	**37**
	Liquidity includes:				
	Securities	1	1	0	0
	Cash and bank balances	320	273	43	37
		321	**274**	**43**	**37**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

	MDKK 2001/02	MDKK 2000/01	MEUR 2001/02	MEUR 2000/01
A Adjustment for non-cash operating items				
Depreciation	282	260	38	35
Profit share, associated companies	-7	-26	-1	-4
Change in provisions	3	13	1	2
	278	**247**	**38**	**33**
B Changes in working capital				
Stock and work in progress	-22	-93	-3	-13
Trade debtors	-162	-77	-22	-11
Other debtors	35	-28	5	-3
Suppliers and other creditors	97	96	13	12
	-52	**-102**	**-7**	**-15**

Auditors' report and approvals

Management's statement on the annual report

The Board of Directors and Group Management have today considered and adopted the annual report of Coloplast A/S for the financial year 2001/02. The annual report was prepared in accordance with the Danish Financial Statements Act, Danish accounting standards and the general requirements made by the Copenhagen Stock Exchange on the financial reporting of listed companies. We consider the accounting policies applied appropriate, and in our opinion the annual report gives a true and fair view of the assets, liabilities, financial position and results of operations and cash flows of the Group and the parent company. The additional report on intellectual capital management of Coloplast A/S gives a true and fair view within the framework of generally accepted guidelines. We recommend that the annual report be adopted at the Annual General Meeting.

Humlebæk, 19 November 2002

Group Management

Sten Scheibye
Chief executive

Carsten Lønfeldt

Lars Rasmussen

Maxwell S. Stringer

Board of Directors

Palle Marcus
Chairman

Niels Peter Louis-Hansen
Vice chairman

Helle Bechgaard

Jytte Gliim

Per Magid

Flemming Moss

Kurt Anker Nielsen

Torsten E. Rasmussen

Knud Øllgård

Auditors' report

We have audited the consolidated financial statements and the annual financial statements of Coloplast A/S for 2001/02, page 1 to 33, as presented by the Board of Directors and the Management.

Basis of opinion We have planned and performed our audit in accordance with International Standards on Auditing and Danish auditing standards and provisions to obtain reasonable assurance that the financial statements are free of material errors or omissions. Our audit included, based on an assessment of materiality and risk, an examination of the basis and evidence supporting the amounts and other disclosures in the financial statements. Furthermore, we have assessed the accounting policies applied and estimates made by the Board of Directors and the Management as well as evaluated the overall adequacy of the presentation in the financial statements.

Our audit did not give rise to any qualifications.

Opinion In our opinion, the consolidated financial statements and the annual financial statements have been prepared in accordance with Danish accounting legislation and give a true and fair view of the assets and liabilities, the financial position and the result for the year of the group and the parent company.

Copenhagen, 19 November 2002

PricewaterhouseCoopers

Morten Iversen
John Schmidt
State Authorised Public Accountants

Revisionsfirmaet Helge Bom A/S

Claus Ørbech
Jan Rasmussen
State Authorised Public Accountants

Notes

	Group		Parent company	
	MDKK		MDKK	
	2001/02	2000/01	2001/02	2000/01
1. Net turnover				
Denmark	139	121	146	134
Rest of Europe	4,191	2,958	1,996	1,631
America (North and South America)	976	697	51	39
Rest of the world	318	293	170	159
Total	**5,624**	**4,069**	**2,363**	**1,963**
Turnover outside Denmark, %	98	97	94	93
2. Change in stock of finished goods and work in progress	**51**	**127**	**49**	**25**
Elimination of intra-Group profit	-35	-26	-34	-28
Total	**16**	**101**	**15**	**-3**
3. Employee costs				
Wages, salaries and directors' fees	1,609	1,264	695	654
Pension scheme contribution	79	61	47	39
Other social security costs	141	108	12	10
Total	**1,829**	**1,433**	**754**	**703**
Average number of employees	5,285	4,115	2,442	2,241
Number of employees at 30 September 2002, full-time equivalents	5,515	4,203	2,470	2,255
The following amounts are included in the total employee costs:				
Management remuneration and pension scheme contribution			13	12
Directors' fees			2	2
Provision for Directors' pension in accordance with the Articles			0	6
See note 17 Equity capital regarding share options.				
4. Total fee to auditors elected at the Annual General Meeting				
Total fee to PricewaterhouseCoopers			2	2
Total fee to Helge Bom A/S			0	0
Of this fee for audit to PricewaterhouseCoopers			1	1
Of this fee for audit to Helge Bom A/S			0	0
5. Income from participating interests				
Profit from subsidiaries			290	250
Loss from subsidiaries			-81	-42
Total			**209**	**208**
Profit, associated companies	7	26	0	0
Dividend received from associated companies and subsidiaries	6	17	99	132

Notes

6. Intangible fixed assets

Group 2001/02 *MDKK*	*Patents and trademarks*	*Goodwill*	*Corporate software*	*Intangible fixed assets under construction*	*Total intangible fixed assets*
Total purchase price at 1 October 2001	5	0	26	31	62
Additions from acquisitions	5	97	0	16	118
Transfer to/from other items	0	0	31	-31	0
Exchange-rate adjustments	0	0	-1	-1	-2
New equipment and improvements during the year	9	2	37	3	51
Disposals during the year	0	0	0	0	0
Total purchase price at 30 September 2002	**19**	**99**	**93**	**18**	**229**
Total depreciation and write-offs at 1 October 2001	4	0	15	0	19
Additions from acquisitions	3	27	0	0	30
Transfer to/from other items	0	0	0	0	0
Exchange-rate adjustments	0	0	0	0	0
Depreciation and write-offs of assets sold	0	0	0	0	0
Depreciation and write-offs of the year	2	7	32	0	41
Total depreciation and write-offs at 30 September 2002	**9**	**34**	**47**	**0**	**90**
Book value at 30 September 2002	**10**	**65**	**46**	**18**	**139**
Book value at 30 September 2001	**1**	**0**	**11**	**31**	**43**
Depreciation and write-offs of the year	2	7	32	0	41
Loss of the year on fixed assets sold	0	0	0	0	0
Profit of the year on fixed assets sold	0	0	0	0	0
Total depreciation of the year	**2**	**7**	**32**	**0**	**41**

Parent company 2001/02 *MDKK*	*Patents and trademarks*	*Goodwill*	*Corporate software*	*Intangible fixed assets under construction*	*Total intangible fixed assets*
Total purchase price at 1 October 2001	5	0	16	31	52
New equipment and improvements during the year	8	0	38	0	46
Transfer to/from other items	0	0	31	-31	0
Disposals during the year	0	0	0	0	0
Total purchase price at 30 September 2002	**13**	**0**	**85**	**0**	**98**
Total depreciation and write-offs at 1 October 2001	4	0	11	0	15
Transfer to/from other items	0	0	0	0	0
Depreciation and write-offs of assets sold	0	0	0	0	0
Depreciation and write-offs of the year	1	0	31	0	32
Total depreciation and write-offs at 30 September 2002	**5**	**0**	**42**	**0**	**47**
Book value at 30 September 2002	**8**	**0**	**43**	**0**	**51**
Book value at 30 September 2001	**1**	**0**	**5**	**31**	**37**
Depreciation and write-offs of the year	1	0	31	0	32
Loss of the year on fixed assets sold	0	0	0	0	0
Profit of the year on fixed assets sold	0	0	0	0	0
Total depreciation of the year	**1**	**0**	**31**	**0**	**32**

Notes

7. Tangible fixed assets

Group 2001/02 *MDKK*	*Land and buildings*	*Technical plant and machinery*	*Other operating equipment*	*Tangible fixed assets under construction*	*Total tangible fixed assets*
Total purchase price at 1 October 2001	1,099	1,113	397	110	2,719
Additions from acquisitions	1	11	38	0	50
Transfer to/from other items	6	73	15	-94	0
Exchange-rate adjustments	-10	-9	-4	0	-23
New equipment and improvements during the year	159	71	85	134	449
Disposals during the year	-2	-9	-42	0	-53
Total purchase price at 30 September 2002	**1,253**	**1,250**	**489**	**150**	**3,142**
Total depreciation and write-offs at 1 October 2001	273	801	269	0	1,343
Additions from acquisitions	0	4	20	0	24
Transfer to/from other items	0	0	0	0	0
Exchange-rate adjustments	-2	-8	-4	0	-14
Depreciation and write-offs of assets sold	0	-8	-31	0	-39
Depreciation and write-offs of the year	54	131	58	0	243
Total depreciation and write-offs at 30 September 2002	**325**	**920**	**312**	**0**	**1,557**
Book value at 30 September 2002	**928**	**330**	**177**	**150**	**1,585**
Book value at 30 September 2001	**826**	**312**	**128**	**110**	**1,376**
Depreciation and write-offs of the year	54	131	58	0	243
Loss of the year on fixed assets sold	0	1	1	0	2
Profit of the year on fixed assets sold	-2	0	-2	0	-4
Total depreciation of the year	**52**	**132**	**57**	**0**	**241**

Cash value of land and buildings in Denmark according to the latest official valuation at 1 January 2002 is MDKK 554.
The Group have signed contracts for the supply of buildings, technical plant and machinery worth MDKK 44.

Parent company 2001/02 *MDKK*	*Land and buildings*	*Technical plant and machinery*	*Other operating equipment*	*Tangible fixed assets under construction*	*Total tangible fixed assets*
Total purchase price at 1 October 2001	295	967	176	91	1,529
New equipment and improvements during the year	12	30	35	97	174
Transfer to/from other items	5	73	13	-91	0
Disposals during the year	0	-17	-16	0	-33
Total purchase price at 30 September 2002	**312**	**1,053**	**208**	**97**	**1,670**
Total depreciation and write-offs at 1 October 2001	122	691	112	0	925
Transfer to/from other items	0	0	0	0	0
Depreciation and write-offs of assets sold	0	-16	-14	0	-30
Depreciation and write-offs of the year	17	108	24	0	149
Total depreciation and write-offs at 30 September 2002	**139**	**783**	**122**	**0**	**1,044**
Book value at 30 September 2002	**173**	**270**	**86**	**97**	**626**
Book value at 30 September 2001	**173**	**276**	**64**	**91**	**604**
Depreciation and write-offs of the year	17	108	24	0	149
Loss of the year on fixed assets sold	0	1	0	0	1
Profit of the year on fixed assets sold	0	-3	-1	0	-4
Total depreciation of the year	**17**	**106**	**23**	**0**	**146**

Cash value of land and buildings in Denmark according to the latest official valuation at 1 January 2002 is MDKK 142.
The parent company has signed contracts for the supply of buildings, technical plant and machinery worth MDKK 43.

Notes

8. Financial fixed assets

MDKK	Group: Equity in associated companies	Group: Other sec. and part. interests	Parent company: Equity in subsidiaries	Parent company: Equity in associated companies	Parent company: Other sec. and part. interests
Total purchase price at, 1 October 2001	119	16	1,316	0	0
Capital investments in the financial year	-119	0	67	0	0
Total purchase price at 30 September 2002	**0**	**16**	**1,383**	**0**	**0**
Revaluation at 1 October 2001	37	0	436	0	0
Profit from subsidiaries	7	0	290	0	0
Disposals during the year	-37	0	23	0	0
Adjustment of profit at exchange rates at balance-sheet date	0	0	-3	0	0
Received dividend	-6	0	-99	0	0
Total revaluation at 30 September 2002	**1**	**0**	**647**	**0**	**0**
Write-off at 1 October 2001	-117	-8	-1,869	0	0
Exchange-rate adjustment of reserves at 1 October 2001	0	0	12	0	0
Write-off including corporate goodwill written directly to reserves	0	-8	-275	0	0
Deficit, subsidiaries	0	0	-81	0	0
Disposals during the year	117	0	0	0	0
Adjustment at exchange rates at balance-sheet date	0	0	3	0	0
Total write-off at 30 September 2002	**0**	**-16**	**-2,210**	**0**	**0**
Set-offs in accounts receivable, subsidiaries	0	0	444	0	0
Value of financial fixed assets	**1**	**0**	**264**	**0**	**0**
Intra-Group profit			-152	0	0
Book value at 30 September 2002	**1**	**0**	**112**	**0**	**0**

	Group MDKK 2001/02	Group MDKK 2000/01	Parent company MDKK 2001/02	Parent company MDKK 2000/01
9. Special items				
Profit from the sale of Coloplast Consumer Products A/S	236	0	294	0
Profit from the sale of the Nutrition business	222	0	0	0
Restructuring of the breast care business etc.	-48	0	-9	0
Total	**410**	**0**	**285**	**0**

Notes

	Group		Parent company	
	MDKK		*MDKK*	
	2001/02	*2000/01*	*2001/02*	*2000/01*
10. Financial income				
Interest income	11	16	6	9
Interest income from subsidiaries			57	42
Exchange-rate adjustments	114	48	102	44
Other financial income	1	5	0	2
Total	**126**	**69**	**165**	**97**
11. Financial expenses				
Interest expense	91	36	62	17
Exchange-rate adjustments	83	52	71	35
Cash discounts	43	41	0	0
Other financial expenses	12	12	0	0
Total	**229**	**141**	**133**	**52**
12. Tax				
Tax on profit for the year	315	162	118	65
Change in deferred tax	26	49	24	39
Total	**341**	**211**	**142**	**104**
Tax specification:				
Tax on operating profit	341	211	142	104
Tax on extraordinary items	0	0	0	0
Total	**341**	**211**	**142**	**104**
Balancing of tax rate differences:				
Danish tax rate, %	30	30		
Variance of foreign subsidiaries' tax rate from 30%	3	3		
Income not liable to tax and expenses not deductible	-5	1		
Effective tax rate, %	**28**	**34**		
13. Stock and work in progress				
Raw materials and consumables	128	108	78	64
Work in progress	73	65	64	59
Finished goods	368	301	130	90
Stock and work in progress at 30 September 2002	**569**	**474**	**272**	**213**
14. Amounts due from subsidiaries			**987**	**854**
Negative equity in subsidiaries			-24	-8
Total			**963**	**846**
15. Other debtors				
Amount due later than a year from balance-sheet date	59	0	59	0
16. Securities				
Securities at 30 September 2002 consist mainly of Danish bonds	1	1	1	1

Notes

17. Equity capital

MDKK	Share capital A shares	B shares	Subsidiaries' reserves	Retained earnings	Total equity capital
Balance at 1 October 2001	18	222	308	494	1,042
Profit for the year			110	660	770
Own shares bought				-32	-32
Own shares sold				7	7
Declared dividends				-104	-104
Dividend from own shares				2	2
Goodwill and rights from acquired companies				-276	-276
Changes in opening values and other adjustments regarding subsidiaries				-17	-17
Balance at 30 September 2002	**18**	**222**	**418**	**734**	**1,392**

Own shares:
During financial year 2001/02 56,605 B shares were bought, corresponding to DKK 566,050 nominal value, which is 0.2% of total nominal share capital. During the year 19,440 B shares were sold, corresponding to DKK 194,400 nominal value, or 0.1% of the total share capital. At 30.9.2002 the holding of own shares was 499,097 units, corresponding to DKK 4,990,970 nominal value, or 2.1% of the total nominal share capital, or 2.2% of the B shares. Own shares have been bought for possible use in connection with acquisitions and for employee incentive schemes.

Share options
Two share option programmes have been set up for Group Management and executives. The first programme, set up in November 2000, included 120 people and the second, set up in November 2001, included 140 people. Half the options under the first programme were issued at a price of DKK 371, the average of the market price quotations on the 5 days following publication of the programme, at a price of DKK 393, based on DKK 371 + 6%. Half the options under the second programme were issued at DKK 546, also based on the average of the 5 days following publication, the rest at DKK 579, equal to DKK 546 + 6%.

Issued	Number of shares	Shares exercised	Shares lapsed	Outstanding as at 30.09.02	Exercise price	Exercisable no sooner than	Exercisable no later than
November 2000	64,300	19,350	3,050	41,900	371	November 2001	31.12.2006
November 2000	64,300		6,750	57,550	393	November 2002	31.12.2007
November 2001	58,525		450	58,075	546	November 2003	31.12.2008
November 2001	58,525		450	58,075	579	November 2004	31.12.2009

The Group directors have not exercised shares under the option programme, which at 30.9.2002 totalled 15,500 units for the first programme and 15,000 units for the second programme. Coloplast has holdings of own shares to hedge the exercise of the share option programme. As the share options were offered at or above the market price, the theoretical price has not been calculated, nor has any valuation been included in the profit and loss account. Subsequent value adjustment of the share options will neither affect the profit and loss account, nor the balance sheet. The value of the options calculated at the time of offering on the basis of the Black & Scholes formula, does not exceed two months' wages.

	Group MDKK 2001/02	Group MDKK 2000/01	Parent company MDKK 2001/02	Parent company MDKK 2000/01
18. Provisions for deferred tax				
Deferred tax, opening balance	-144	-11	-99	40
Adjustment, previous years	0	4	0	4
Exchange-rate adjustment	5	0	0	0
Change in deferred tax - charged to equity capital	-65	-186	0	-182
Change in deferred tax - charged to the profit and loss account	26	49	24	39
	-178	-144	-75	-99
Deferred tax asset representing	**182**	**147**	**75**	**99**
Provisions for deferred tax	**4**	**3**	**0**	**0**
19. Other provisions				
Other provisions, opening balance	44	31	19	6
Changes in other provisions	10	13	6	13
Balance at 30 September 2002	**54**	**44**	**25**	**19**

Notes

	Group		Parent company	
	MDKK		MDKK	
	2001/02	2000/01	2001/02	2000/01
20. Mortgage and bank loans				
Due in:				
less than 1 year	179	1,157	21	983
1 to 5 years	1,092	93	878	4
more than 5 years	520	145	175	24
Total	**1,791**	**1,395**	**1,074**	**1,011**

Total debts for the Group are serviced at a rate between 0.6% and 6.0% p.a.
Mortgage debt secured on land and buildings amounts to MDKK 525.

Split of debt by currency:				
DKK	397	151	117	94
EUR	806	166	542	28
JPY	28	31	0	0
USD	216	242	75	85
GBP	330	703	330	703
Others	14	102	10	101
Total	**1,791**	**1,395**	**1,074**	**1,011**

21. Company tax

Company tax due includes calculated company tax for the financial year 2001/02 and company tax payable for 2000/01. Tax paid during the year includes tax payments for 2000/01 and payments on account for this financial year.

Tax due, opening balance	77	90	47	51
Additions from acquisitions	45	0		
Exchange-rate adjustment	0	-2		
Adjustment, previous years	0	-4	0	-4
Tax on profit for the year	315	162	118	65
Tax paid during the year	-238	-169	-62	-65
Balance at 30 September 2002	**199**	**77**	**103**	**47**

22. Other creditors				
Amounts due to employees (pay, holiday allowance, etc.)	206	180	99	103
Value-added tax and other duties	72	40	24	10
Other expenses accrued	141	136	30	53
Total	**419**	**356**	**153**	**166**

23. Other liabilities and information

Contingent liabilities:				
At year-end Coloplast had guaranteed loans raised by subsidiaries and associated companies and rent payments in the total sum of	0	128	356	377
Leasing liabilities:				
Liabilities on leasing contracts at 30 September 2002	62	34	4	5
Rent payable:				
Tenancy agreements at 30 september 2002 involve payments of	241	210	10	12

Minor lawsuits are pending against the Group. These will have no influence on the company's future earnings.

Notes

24. Financial instruments

Hedging of foreign-exchange risks, Group

MDKK	Amount contracted for at agreed price	Exchange loss/profit entered at market value 30.9.2002	Stated in profit and loss acc. for 2001/02	Deferred statement in profit and loss acc.	Expiry period
Foreign-exchange contracts effective at 30.9.2002					
USD	311	10	10	0	Oct. 2002 - Jan. 2003
GBP	158	0	0	0	Oct. 2002-Dec. 2002
EUR	641	2	0	2	Oct. 2002-Oct. 2003
Other	207	2	2	0	Oct. 2002 - Jul. 2003
Total	**1,317**	**14**	**12**	**2**	
Currency options effective at 30.9.2002					
SEK/DKK purchased put	20	0	0	0	Oct. 2002
SEK/DKK sold call	41	0	0	0	Oct. 2002
Total	**61**	**0**	**0**	**0**	

Foreign-exchange contracts serve to cover our net currency exposure - hedge accounting. The contractual amounts comprise net forward currency sales at the rate quoted at the time of contract. The contracts entered into provide forward cover for the anticipated future net cash flow for a period of 3-12 months. No hedging has been provided for the net investments (assets) in Group companies. All financial instruments have been signed by internationally acknowledged banks with a good credit rating. The contracts are not deemed to involve any credit risks.

Interest rate risks	**Group**		**Parent company**	
	MDKK		MDKK	
	2001/02	2000/01	2001/02	2000/01
Interest-bearing net debts at 30 September 2002				
Mortgage debt	552	189	180	29
Credit institutions	1,239	1,206	894	982
Interest-bearing payables to subsidiaries			15	32
Interest-bearing receivables from subsidiaries			-1,264	-1,180
Securities	-1	-1	-1	-1
Liquid funds	-320	-273	-138	-65
Total	**1,470**	**1,121**	**-314**	**-203**

Mortgage debt and securities apart, interest rates are calculated on the basis of short-term interest rates (less than a year). Partial cover has been taken out for the risk of interest-rate changes using financial instruments. Fair value of interest hedging instruments at 30 September 2002 amounts to MDKK 3, which is entered into the profit and loss account concurrently with the underlying interest payments. The amount is not recognised in the balance sheet.

25. Transactions with related parties

Related parties to the Coloplast Group include members of the Board and Group Management, main shareholders of the parent company, Coloplast A/S, and companies associated with the Group. The Coloplast Group has concluded the following major transactions with related parties:

Sales to associated companies	6	138

No substantial transactions have been concluded with other related parties. For information regarding fees paid to the Board of Directors and Group Management, please see note 3.
All transactions with related parties are made on market-based terms.

"My instructing experience has made me a more skilled operator. It has given me a far broader overview of the machines," says Naja Petersen.

Stakeholder reporting
– value creation and knowledge management




Employee value
Value for society
Customer value
Shareholder value
STAKEHOLDER VALUE

The figure symbolises value creation for Coloplast's four main groups of stakeholders: customers, employees, society and shareholders.
It is our goal to cooperate with our stakeholders in making visible the value generated for each of them whilst also increasing total value creation year by year.

"Throughout the world we wish, within our selected business areas, to be the preferred source of medical devices and associated services, contributing to a better quality of life."
– from Coloplast's Mission



Values create value

The Coloplast Mission describes our business philosophy and sets out the broad characteristics of our company. Global thinking should lead to growth and added value for customers, employees and shareholders. Coloplast must show excellence in meeting customer expectations and continuously strive to find new ways of increasing employee satisfaction. We know that our products make life easier for the individual user. But we also want our customers to be aware that the products were made by a company acting responsibly in every respect. Coloplast can contribute to making sustainability operational. By doing so, we create the best long-term value for our shareholders. Coloplast's Values are the core principles which guide our behaviour and actions and enable us to achieve our objectives – and are therefore key to our future success.

Structure of reporting

We aim to create more value for our customers, employees, society and shareholders year by year. Our stakeholder reporting has one section per stakeholder, describing enablers and results relating to the respective group. Employees from various parts of the Group have been involved in an updating of the Mission and Values completed in 2002. Coloplast's Mission statement is printed on page 3.

We set objectives and follow up on enablers and results by means of selected indicators (see page 52). Since 1995 Coloplast has been working with the EFQM Excellence Model, which is based on our ability to define the correlation between enablers and results. According to this model, the company is optimally managed and provides balanced results for all stakeholders when its strategies and decisions achieve increased customer and employee satisfaction, have a positive effect on society and bring good financial results for the benefit of its shareholders. We report on enablers and results, compiled on the basis of quarterly figures. This internal, non-financial reporting is used in Coloplast's business planning process.

Coloplast reports on value creation and knowledge management for the fifth year running. The indicators have been adjusted to reflect the updated Mission and Values and the long-term objectives of the Coloplast Group.

Motivation by trust

"I find it very motivating to be given the opportunity to go to Hungary because management trust that I can do the job," says Naja Petersen, who normally works in the Continence Care Division. She has visited the Hungarian facility twice to teach her colleagues in Tatabánya how to operate the urisheath machine.

Naja worked the machine herself for 18 months in Denmark before it was moved. For her, the instructor's job means variation from the daily routines and has been a challenge, too.

The job of instructing colleagues in a foreign country can be unpredictable. The instructor must take responsibility and have drive – and occasionally be able to improvise.

"The first time I visited Tatabánya, we had problems operating the brand new machine. I felt bad about that. Instead, I decided to teach my colleagues how to thread the machine – ie how to mount the adhesive film," explains Naja.

"It has been a pleasure to share my knowledge. Not that I look forward to the closing of our Danish production centre, far from it. I have been asked if I wasn't concerned to go to Hungary and give away my own job. But I never thought about it like that. I am not afraid of trying something new," says Naja.

EFQM Excellence model


ENABLERS
RESULTS
Leadership
People
Policy & strategy
Partnerships & resources
Processes
People results
Customer results
Society results
Key performance results
INNOVATION AND LEARNING

The EFQM Excellence Model is a registered trademark ®



"It is no good sitting here complaining, but it was hard to stand the smell," says Else Andersen, being a positive and cheerful person. "I sometimes woke up in the middle of the night quite nauseated."

Stakeholder reporting
Customers



Coloplast products are supplied either through dealers or direct to our users accompanied by advice or additional services.
The users must trust that our products are top quality and feel certain that they can lead an active life with them. This security gives a sense of freedom and hence improved quality of life.
We draw on the experience and knowledge of the users and professional caregivers when we develop innovative solutions. The customers' needs, requirements and expectations change. Therefore, we measure customer satisfaction regularly and adjust our products and services to ongoing customer needs.


CUSTOMER VALUE





Understanding customer needs and the market
Our dialogue with professional caregivers and users is carried on in user panels. Here the users are involved in the development process, test the product and may influence its design up to marketing. There are user panels for each of the three main business areas in most European countries. We refer to them as Coloplast Ostomy Forum, Coloplast Continence Advisory Boards and Wound Advisory Boards. The number of meetings with caregiver and user groups on product development increased by 36%, wound care recording the largest increase. Besides, 1,855 seminars were arranged by our sales subsidiaries to present existing products.

Since 1995 Coloplast has been measuring customer satisfaction in all important markets and for all business areas. In 2001/02, we carried out 16 measurements, a decrease of three from 2000/01, when major changes to the methodological basis were made and the number of measurements was therefore particularly high. 5,273 customers participated. 47 local customer loyalty surveys took place over the year.

We acquire new knowledge about trends in treatment and prevention at professional seminars and conferences. We only attend major international congresses where leading experts and customers meet and new products are launched. We participated in six congresses in 2001/02 compared with eight last year. Besides, Coloplast made presentations at 152 local events over the year.

E-business solutions have intensified our dialogue with customers and given them an opportunity to meet. Examples of websites addressing users are: TheBreastCareSite for breast cancer survivors in the USA and SpinalNet for people with spinal-cord injuries in Great Britain. StomaNet is a community for stoma care nurses in Sweden and Holland. In Italy, customers may order products on the website.

Mastering key processes and technologies
Coloplast's products are based on innovation and high technology and aim to offer the users highly effective treatment. The majority of our products include skin-friendly adhesives, making adhesives technology our most

Mrs Andersen can invite people in again

"The community nurse used to change Mrs Andersen's dressing twice a day," says project nurse Hanne Vogensen from the Copenhagen Hospital Community Knowledge Centre for Wound Healing. She has tested Coloplast's antibacterial foam dressing, ***Contreet*** *Foam, on a group of leg ulcer patients.*

Else Andersen is 85, and her venous valves don't work as well as they used to. Therefore her legs tend to swell, and the slightest bruise may cause ulceration. Bacterial infection has been the worst problem for Mrs Andersen, for infected wounds both ooze and smell.

"After a few days' proper treatment the odour disappeared, the wounds oozed less and needed to be changed only three times per week. That meant that Mrs Andersen could resume her social life," reports Hanne Vogensen.

"It is very gratifying to test products in an area that has been generally neglected," says Hanne Vogensen. "I feel good having ample time for treating the wounds of the patients enrolled in the project. I try to schedule my visits around their activities. And I make sure the projects are implemented in an ethically responsible way," she finishes.

Value chain for customers

Mission and Values ⇒



- Understanding customer needs and the market
- Mastering key processes and technologies
- Improving innovation

Enablers ⇒



- Product performance
- Service performance

Results



AIM model - Accelerate Ideas to Market




PROFESSIONAL CAREGIVERS AND USERS
Ideas/ Customer needs
Phase 1
Phase 2
Phase 3
Phase 4
Phase 5
Idea formulation
Concept formulation
Product development
Test marketing
International marketing

The World Congress of Enterostomal Therapists is an important forum for stoma care nurses wishing to share their knowledge and go into dialogue about new treatment methods with their peers.

Development projects going through the AIM process


Number
80
60
40
20
0
97 98
98 99
99 00
00 01
01 02

Target >46

important technological competence and decisive to our competitiveness. Research and development in the field of skin and adhesives technology take place in Coloplast Research Centre and the product divisions. In Coloplast's strategic technology plans, two further technologies have been defined: fully automated manufacturing systems and the development of technologies and competences relating to drug-containing products. Certain processes are vital to meeting our strategic objectives and have direct impact on value creation. These include systems for fast and effective running-in of new manufacturing machinery, faster and better distribution to our customers at a low cost and better understanding of official requirements relating to the setting of prices in individual countries. Process owners have been appointed. They are responsible for developing these key processes and the competences supporting them.

Improving innovation

Coloplast's product development process serves to minimise the time from idea to marketing of a new product. The process is called AIM, Accelerate Ideas to Market. In 2001/02, 72 projects went through this process, a handsome increase from last year.

The process has five phases, each concluded by a critical evaluation. Right from the initial phases we assess the need for technology and production capacity up to marketing.

This well-tried process ensures that quality products are developed within a short period of time. **Assura** Convex Light from Ostomy Products Division, and **Alione** from Wound Care Division are examples of products launched in 2001/02.

In order to strengthen our innovative capabilities, we run dedicated creativity courses and innovation conferences. We also share our experience with other companies.

3.7% of turnover was spent on research, process and product development in 2001/02.

Product performance

Products supplied to the healthcare sector must carry the CE mark. Official quality requirements in Europe and the USA stipulate that companies must have a certified quality management system. Coloplast's quality management is subject to external, annual audits according to the EN 46001 standard. Since our certification in 1994, Coloplast has not been noted for a single non-compliance. Only a few improvement notes have occurred. At audits in 2001/02 no improvement notes were recorded.

The number of product complaints decreased by 6% from last year. The wound care complaint rate improved considerably, being cut by half.

96.0% of the users responded favourably in customer satisfaction measurements concerning Coloplast products. The weighted satisfaction with Coloplast's products and services was 97.6% compared to 97.8% with customers responding in last year's measurements.

Customer satisfaction


%
100
98
96
94
92
0
97 98
98 99
99 00
00 01
01 02

Target >98.0

Cooperation with professional caregivers and users


Index
150
125
100
75
50
25
0
97 98
98 99
99 00
00 01
01 02

2000/01 is index 100

Target >115





Service performance

Through acquisitions in Germany, Great Britain and the USA, Coloplast has extended its role as a supplier of medical devices to include also advice and service. In Germany, HSC's nurses give advice to ostomists during visits in their homes, and in Great Britain, **ThackrayCare** continence care nurses teach people with bladder control problems how to use the devices. Sterling Medical Services in the USA services health maintenance organisations, supplying them with product overviews, reports on patient compliance, cost control tools, etc. Sterling Medical also manages service to patients who are covered by health insurance relating to stoma care, wound care, continence care and diabetes care.

Coloplast's ability to supply the right product at the right time and place is measured regularly. Delivery performance is measured for all orders placed. In Europe, our goal is to deliver at least 98.5% of all products within 24 hours from order receipt. The delivery performance for 2001/02 stood at 95.8%. The failure to live up to the goal set was mainly due to Coloplast's acquisition of SSL's continence business. Right before the signing of the agreement, the production facility burnt down, straining our ability to supply products until alternative suppliers had been found. The situation is now back to normal. In addition, sales of **Assura Hide-away** and **EasiCath** by far exceeded expectations. The challenges of meeting the demand for these products have been overcome, too.

Customer satisfaction measurements in 2001/02 showed that 98.6% of the professional caregivers and healthcare consultants having business relations with Coloplast, were satisfied with the quality of our services.

Complaints


Index
120
110
100
90
80
70
97 98 99 00 01
98 99 00 01 02

2000/01 is index 100

Target <95

Delivery performance


%
100
98
96
94
92
90
97 98 99 00 01
98 99 00 01 02

Target >98.5

WCET, Florence, 2002

"As a nurse, I am a partner and psychological support for the customer while also providing the best practical solution," says Maria Assunta Porcu, one of the Italian nurses behind a recently concluded quality-of-life study.

The quality of life of Italian and Spanish ostomists and their caregivers was the focus of two parallel studies made in Italy and Spain by ETs who are also Coloplast Ostomy Forum members.

One issue that was investigated was the ostomists' perception of the role of the stoma care nurse. They consider her technical assistance very important, but her social role even more important.

"I use the results of the study when I teach at the nursing college in Milan," says Nadia Sironi. "I believe we now have a good tool for addressing the information needs of ostomists."

Nadia Sironi, Maria Assunta Porcu and Dolores Ruiz are members of the Italian and Spanish Coloplast Ostomy Forum groups. Together, they presented the results of their clinical study on the quality of life of ostomists and their caregivers/relatives at the WCET stoma care congress in Florence in July 2002.

"I think this type of study is very important for our efforts to improve stoma care. It has pointed to some areas where communication of information to the ostomists and their caregivers has not been timed well enough or has been inappropriate, for instance regarding sexuality," says Dolores Ruiz.

"I feel on much safer ground handling the communication with ostomists now that I have figures to support my knowledge."

Coloplast has developed its own academy geared to training employees in areas of strategic importance to future growth. "The goal is to create a common platform where training is based on Coloplast values and processes. A common basis will support new employees and facilitate anchoring and sharing knowledge across the organisation," says Michael Wulff Pedersen, international project manager, Corporate HR.

Stakeholder reporting
Employees



Coloplast wishes to attract and develop people who like to work in an active environment where personal commitment is decisive. The management values mutual confidence and openness and finds it important for each individual employee to develop both at the personal and professional level. Information and communication have high priority in the organisation, and knowledge is shared across departments and organisational levels.
We believe a challenging job is the best training. We encourage job rotation to allow employees to develop through coping with different job functions and professional competences. This approach also supports the internal recruitment of managers.


EMPLOYEE VALUE



Process sets the pace

"When we wish to accelerate new and improved products to the market," says Bettina Metzler, "we must structure and systematise our processes. That was brought home to me very strongly when I attended the Academy course on process management in May," says Bettina, who is working with new business development in the Wound Care Division's commercial development department.

"The course was highly practical in orientation, and a mixture of theory and practice served to keep the process work down to earth."

Shortly before attending the course, Bettina had initiated a survey to identify customer needs and the value of focus groups with professional caregivers.

"My main interest was customer activity cycles, a process where you study each step of a care sequence, eg of a person with leg ulcers, from the time of the first symptoms until the wound has healed. In this process we review the key care activities from the user's and the caregiver's perspective. Several phases are mutually dependent, and each gives us valuable information on customer needs.

The practical examples presented helped me see which phases I needed to pay particular attention to, and how I was to ensure that all steps in the process had my attention at the right time," explains Bettina.

Improving working conditions

At Coloplast, the daily tasks constitute a learning process. 59% of the production workers in Denmark work in self-managing teams. This approach has promoted job satisfaction and efficiency in well-established manufacturing units.

Health and safety-at-work is handled decentrally in groups supported by trained safety managers. We plan this effort in close cooperation with the public authorities.

Since Coloplast became listed on the Copenhagen Stock Exchange in 1983, employees have been offered employee shares at a favourable price six times. Moreover, share options have been allocated to Group Management and executives. These benefits were introduced, among other things, to create motivation and increase commitment in daily work.

Employee dialogues

Every year a manager and each of his team members sit down to discuss their performance during the past year and plans and job norms for the coming year. At the same time a training schedule is agreed for improving skills in the current job and any future tasks. Since 1996 systematic measurements of employee satisfaction have been carried out. Follow-up on the results includes selecting areas needing special focus or improvement for the period ahead.

Respecting differences

One new value included in our updated Mission and Values is respect for cultural and other differences among people. Cultural differences enrich our organisation, and Coloplast employs the best people irrespective of background. The differences benefit the organisation's joint development, eg during job training. The training programmes offered by the Coloplast Academy will ensure that a common basis is created in areas of strategic importance irrespective of cultural differences.

Value chain for employees

Mission and Values ⇒



- Improving working conditions
- Employee dialogues
- Respecting differences
- Developing employees
- Sharing knowledge

Enablers ⇒



- Attract and retain people
- Core competences

Results





The knowledge sharing system allows workers and engineers to draw data on each individual machine.


Staff turnover
%
25
20
15
10
5
0
97 98 99 00 01
98 99 00 01 02


Absence
%
8
6
4
2
0
97 98 99 00 01
98 99 00 01 02

Salaried employees, Denmark (target <10)
Hourly-paid employees, Denmark (target <15)
Outside Denmark

Salaried employees, Denmark (target <2,0)
Hourly-paid employees, Denmark (target <5,0)
Outside Denmark

Closing the gap between shifts

The workers in the Continence Care Division use an electronic knowledge sharing system. The system enables operators and engineers to search for data and save information.

"I check the reports every day to see how many products were manufactured. I check the figures and use them for compiling key figures," explains production worker John Mørup Carlsen. "I am responsible for the environmental feedback, and to report on this, I extract the relevant figures from the database."

Dan Baumgarten, engineer, also uses the reporting system. "I check the status of each machine, consider its record for the evening and night shifts, note any problems that may have occurred and decide where to take action. We also follow the efficiency of the machines now installed in Hungary. After all, we have a lot of experience with these machines that the Hungarians can benefit from.

This knowledge sharing system also has a section where you can make suggestions for machine improvements and report maintenance work completed. In the process, we always report on the work we do so the other engineers can see the status of the individual machines."

Developing employees

A Coloplast employee in Denmark spent an average of 5.9 days on training in 2001/02, or 34% more than last year.

Training costs amounted to DKK 7,518 per employee in Denmark. The figures for employees outside Denmark were lower, amounting to 3.8 days and DKK 6,999 per employee.

The Coloplast Academy offers courses within three main categories where training needs are constant – introductory courses, professional development and management. International courses draw on experts from recognised institutions like INSEAD and London Business School.

Within the Danish salaried employee group, 16% job rotated in 2001/02. For employees in our foreign operations, the figure was only 5%, reflecting among other factors the difficulty of organising relevant job rotation in small teams.

In Denmark, 64% of vacant managerial positions during the year were filled internally, the figure being 54% in the subsidiaries abroad. Our goal was met.

Sharing knowledge

Coloplast people must be well-informed so they are able to perform their job functions optimally. Knowledge sharing is an important competition parameter, and all employees are responsible for developing, documenting and communicating their knowledge about factors impacting Coloplast's competitiveness.

Nearly all employees have IT access, and Coloplast's intranet, InSite, which was introduced in 2000, is increasingly used as a knowledge-sharing tool.

Attract and retain people

Employee satisfaction surveys made during the year showed that satisfaction reached an all-time high in Denmark, while satisfaction in the subsidiaries varied, improving in some, deteriorating in others. Measurements were made in 9 companies including 2,852 employees. The average response rate was 87.

Satisfaction is scored on a scale from 1-5, with 5 being the highest. In Denmark, overall satisfaction increased to 3.83 from 3.71 last year. In the subsidiaries, overall satisfaction varied between 3.39 and 4.03, compared to last year's span of 3.75 to 4.31. Throughout the year, dedicated efforts are made to improve low scores in the surveys, with focus areas being selected by the individual departments and divisions.

Employee satisfaction measurements


Number
15
10
5
0
97 98
98 99
99 00
00 01
01 02

Target 9

The measurements also proved that after the updating of the Coloplast Mission employees perceive a high degree of identification with it. The weighted satisfaction on this question was 3.90.

Staff turnover decreased from 9.0% to 6.8% for salaried employees, while increasing from 15.7% to 16.3 for hourly-paid employees. Outside Denmark, staff turnover was 20.9%. Salaried and hourly-paid employees alike had low absence rates, 2.0% and 6.0% respectively, in Denmark, 2.7% abroad.

In 2001/02 the number of accidents in the Danish factories increased from 46 last year to 59. The accident rate therefore rose from 15 to 17 accidents per million working hours. The number of working hours lost due to accidents rose by 35% from 3,699 last year to 4,995. This performance is not satisfactory and we are working at reversing the negative trend.

Satisfaction with safety-at-work and the working environment is still high: 4.09 for salaried and 3.68 for hourly-paid employees in Denmark.

Employee satisfaction strengthens Coloplast's ability to attract new employees. The number of unsolicited applications exceeded 7,000, including 4,350 in Denmark. The total number of job applications received in 2001/02 was 25,629.

Coloplast is present at job and career fairs in Denmark. In 2001/02 we had booths in two fairs for students of engineering, two fairs for students of business and economics and one for students of pharmacy. The total number of visitors to the fairs was around 22,000.

In a Universum Communications report entitled "Young Professionals Survey 2002" Coloplast holds a 13th place among Danish companies that young engineers and business economists rate high as a future workplace. This is better than in 2001, where Coloplast came in as number 17. The young candidates who list Coloplast among ideal employers, associate the company with a good reputation, market success, a dynamic organisation, exciting products and financial strength. The average age of the respondents is 30 years. They prioritise work with an increasing amount of challenging tasks, a fair balance between work and leisure time and potential for managerial responsibility as career goals.

Core competences

Coloplast's competences are based on specific knowledge about own products, service, manufacturing processes and business processes. These are not easily copied by the competition. New competences are being built to achieve our strategic objectives. Special systems to support knowledge management and the development of competences have been established in vital areas like understanding customer needs, technology, innovation, marketing and service. Courses and training programmes at the Coloplast Academy aim to achieve growth in competences across departments and professional spheres.

Employee satisfaction

Points on a scale from 1 to 5	Denmark 01/02	Denmark 00/01	Abroad* 01/02	Abroad* 00/01
Job commitment	**4.5**	4.3	**4.3**	4.2
Possibilities for personal development	**3.6**	3.5	**3.4**	3.6
Possibilities for professional development	**3.6**	3.4	**3.4**	3.4
Influence on job situation	**3.8**	3.7	**3.6**	3.6

*Average of results recorded by companies which made a survey including these questons.

"Through our seat on the environmental committee of the Danish Plastics Federation, we have contributed to updating the industry's environmental policy. As an ISO 14001 certified company, we have a commitment to adhere to the industry's environmental policy," says Jon Buntzen Müller, who is responsible for coordinating environmental efforts at the Thisted facility.



Stakeholder reporting
Society

Coloplast takes an active responsibility for contributing to a sustainable development. We therefore strive to balance the four cornerstones of the business: operating profit, employee satisfaction, social responsibility and environmental protection. A balance is achieved when Coloplast meets its business objectives, shows respect and acts responsibly towards the environment, the surrounding world, locally as well as globally, and for organisations and individuals who depend on the company's achievements.


VALUE FOR SOCIETY



Liselotte Zedeler is one of this year's winners of the Carl Erik Askgaard Olesen Award of Honour, which commemorates Coloplast's first Chairman. The award recognises her dedicated efforts to integrate new employees.

Social commitment

Coloplast considers it natural to support initiatives promoting environmental protection, democratic rules and human rights. We have therefore decided to sign up with the UN Global Compact, which aims to make businesses adhere to a set of principles relating to human rights, labour standards and protection of the environment. We also wish to support the inclusive labour market.

Economic contribution

Coloplast influences the economies in the communities where we operate by creating jobs, through personal income tax, duties, company tax and capital gains tax and through support for research and educational activities. This influence is reflected by our involvement eg in research initiatives such as the Danish Polymer Centre, to which Coloplast has donated measuring equipment, and where the Foundation of Aage and Johanne Louis-Hansen has sponsored a 5-year research professorship. At the local level, we help integrate minorities in Denmark and are involved in programmes providing opportunities for unemployed in danger of losing contact with the labour market.

Environmental management

Coloplast's manufacturing sites in Denmark and Germany have obtained certification according to the ISO 14001 environmental management standard. Our manufacturing sites in China and Hungary will obtain certification during 2003. Each year a thorough review is made of the environmental status of each factory. Certain environmental aspects are significant and deserve special focus. For these we set improvement goals. At external audits of the environmental management system made in 2001/02 two improvement notes were recorded, compared to five improvement notes the year before.

Globally, Coloplast's environmental organisation comprises 150 people. They work either at corporate level or at local level, handling environmental tasks in the individual factories and sales subsidiaries. They ensure that environmental considerations are integrated in important decision processes, eg in the early stages of machinery design and the projecting of new buildings. At the manufacturing sites, all employees are responsible for the sorting of waste and correct handling of chemicals.

Responsibility leads to commitment

"I do feel my relationship with colleagues who started in trial jobs with Coloplast is in a class of its own. Therefore I cannot help following the future doings of Ahmead Ali Shubbar," says Liselotte Zedeler, who has helped making openings for some 100 trial job candidates since 1994.

Some of the people Liselotte has helped to a fresh start with Coloplast, were born far away from Denmark. Most recently, refugees and immigrants have been offered combined work and Danish lessons.

One of her tasks is to help people who have temporarily lost their bearings, get back on the right track. Liselotte Zedeler is an HR consultant with Coloplast.

"We are used to receiving much positive response from the authorities, employees and not least the local community. I am pleased that we do, for it shows that there is a need. What I am working with is just one of many activities aimed at integrating people," says Liselotte.

"Our work results in a very high employee loyalty and commitment. We can see that from our employee satisfaction surveys. The employees feel safe in their jobs and consider Coloplast a socially responsible company. Our good reputation also benefits recruitment."

Value chain for society

Mission and Values ⇒



- Social commitment
- Economic contribution
- Environmental management
- Dialogue and partnership

Enablers ⇒



- Sustainable development
- Knowledge management

Results




COMMON PREMISES RECEPTION
RECEPTION OFFICE HOURS
MONDAY-FRIDAY


Polymer process waste
Index
120
110
100
90
80
70
97 98
98 99
99 00
00 01
01 02

2000/01 is index 100

Target < 100


Consumption of volatile organic compounds
Index
120
110
100
90
80
70
97 98
98 99
99 00
00 01
01 02

2000/01 is index 100

Target < 100


Electricity consumption
Index
120
110
100
90
80
70
97 98
98 99
99 00
00 01
01 02

2000/01 is index 100

Target < 100

Thinking global

At Coloplast, we believe that business can be a key positive force in making global sustainability operational.

We have therefore signed up with the UN Global Compact. This is a United Nations initiative championed by Secretary-General Kofi Annan to challenge businesses around the world to act upon a set of universally recognised principles in the areas of human rights, labour standards and the environment.

"Increasingly, companies recognise the importance and benefits of taking greater responsibility, not only for their employees and immediate operations, but also for society and the environment at large. UNDP has initiated a dialogue with Coloplast A/S and other companies. We hope this dialogue will serve to have the good intentions of the Global Compact Initiative translated into effective and appropriate actions," says Søren Mandrup Petersen, Senior Consultant, Business Partnerships, UNDP Nordic Office, Copenhagen.

Environmental issues are considered early in the product development process. An environmental specialist is dedicated to each development department. At an early stage of development the specialist is consulted regarding the choice of materials and processes. The assessment of the product's anticipated environmental impact is often based on its full life cycle. During the planning process, undesirable environmental effects can thus be eliminated, and product-specific environmental information can be prepared to ease communication with the customers. Coloplast's product documentation may include information on the composition of the product, its disposal and recycling of the packaging. Customers often demand extensive detailing of information relating to health and safety, and we have strengthened our competences in this field in order to meet customer requirements.

Being an environmentally conscious company involves more than simply being on good terms with the surrounding community. Our efforts must also be based on employee commitment and demands for improvement. For the second year running, Coloplast's employee satisfaction measurements confirm that the company's environmental consciousness is a factor that our employees are very aware of and that, as a company, we live up to their expectations.

Dialogue and partnership

We aim to influence all decision-making processes which affect our business. We have entered into partnerships and cooperate with a number of companies, institutions and private individuals. Our contractual relationships range from the supply of raw materials, machine purchases, construction contracts and distribution agreements to research and development agreements. Many of Coloplast's transactions with suppliers are based on common IT systems.

Sustainable development

We benefit in various ways from our efforts to achieve sustainability. Our environmental effects have been reduced and we have introduced integrated risk assessment. This has enabled us to reduce operating costs and increase efficiency. Indirectly, we have strengthened our image.

Coloplast is included in three sustainability indexes for company shares: the Dow Jones Sustainability World Indexes (DJSI World), the Dow Jones STOXX Sustainability Indexes (DJSI STOXX) and the FTSE4Good.

In 2001/02 the environmental impact of our operations was reduced. We managed to reduce our polymer process waste by 9%. We required suppliers of new building installations to deliver low-energy equipment, thereby cutting electricity consumption by 8%.

Member of Dow Jones Sustainability Indexes 03

FTSE4Good


Water consumption
Index
110
100
90
80
70
60
97 98 99 00 01
98 99 00 01 02

2000/2001 is index 100

Target <100


New jobs created
Number
1,250
1,000
750
500
250
0
97 98 99 00 01
98 99 00 01 02


Contribution to society, Denmark
MDKK
1,000
800
600
400
200
0
97 98 99 00 01
98 99 00 01 02

VAT, duties, company tax and personal tax



Dialogue with neighbours

When Coloplast built its new Danish facility now manufacturing ***SpeediCath*** *catheters, we listened to people living in the neighbouring residential area. Information meetings were held, and the management met with representatives of the neighbours, Karsten Dyrholm Bildsø (left) and Klaus Asmussen, to discuss plans for the site.*

The consumption of volatile organic compounds dropped by 10%. Water consumption decreased by 12%. In 2001/02, one neighbour complaint was received relating to noise from a manufacturing facility, while the year before three complaints had been received. The number of transgressions of the allowances stipulated by the authorities was reduced to one case of emission of ethanol. The authorities have been notified about the transgression, and action has been taken to improve procedures.

In 2001/02 Coloplast offered trial jobs to 23 people, 8 of whom have subsequently obtained permanent jobs on standard terms.

Coloplast Research Centre and other departments regularly open their doors to high-school students to give them an impression of the job opportunities offered by the plastics industry and possibly influence their choice of career.

Coloplast pursues an open-dialogue policy with its local communities directly as well as through the local newspapers, and management representatives are often interviewed by the media.

Coloplast continues to grow. In 2001/02, Coloplast created 227 new jobs in Denmark and 1,085 new jobs abroad. At year-end, the number of employees in the Group was 5.515 full-time equivalents. Our manufacturing operations are mainly based in Denmark. Most of the economic value generated through Coloplast's operating profit benefits society through company tax, capital gains tax and personal income tax. In 2001/02 the total contribution to the Danish society was DKK 928m, corresponding to 40%. Employees received 20% of the value generated. The remainder was added to reserves to safeguard future operations and paid out as dividends to the shareholders.

Knowledge management

Coloplast helps strengthen knowledge sharing in society through professional debate, workshops, seminars, research cooperation and by cooperating with educational institutions.

New knowledge is decisive to Coloplast's ability to accelerate the completion of R&D and technology projects. We are involved in major partnerships including a centre programme under the auspices of the Ministry for Commerce and Industry, two EU-5 framework programmes and a Research Council programme under the Danish Ministry of Science, Technology and Innovation. In Denmark, specialists and executives take part in the professional activities of our trade association, the Danish Medical Device Industry, whose chairmanship is held by Coloplast. These activities strengthen the exchange of knowledge and building of competences.

Contact person for environmental affairs

Jørgen Fischer Ravn
Corporate environmental manager
Tel. +45 49 11 13 08
E-mail dkjfr@coloplast.com

See our environmental statement at:
www.coloplast.com
Choose: Company information, Environmental statement.



Stakeholder reporting
Shareholders


SHAREHOLDER VALUE

Coloplast strives to be best in its business to achieve growth and increased value for all stakeholders. Growth is the mainstay of Coloplast's business culture, and value for customers and shareholders is generated through the sale of existing and the launch of new products and services. Ambitious objectives contribute to attracting and retaining the best people. Good relations among employees, customers and society help ensure our shareholders a competitive, long-term return on their investment.

New products' share of turnover


%
50
40
30
20
10
0
97 98 99 00 01
98 99 00 01 02

Target >20

Patent rights


Number
250
200
150
100
50
0
97 98 99 00 01
98 99 00 01 02



Business objectives

Coloplast's growth objective is to achieve a turnover of DKK 8bn by year 2005 and a profit margin of 17%. Innovation is the key to winning market shares. We will ensure effective and competitive manufacturing operations and professional marketing in all business areas. Supporting the overall business objectives are detailed objectives for development and new business set by each product division.

Preparedness

Coloplast has emergency systems in all factories, including precautions against all types of accidents, and we have installed effective equipment limiting the damage in case of fire. Readiness groups have been formed which hold annual fire-fighting, first-aid and pollution control drills together with the local fire service.

To provide security of supplies, we established adhesives production in Minnesota, USA, in 1998. For vital raw materials we have obtained guarantees ensuring alternative supplies.

Coloplast is cooperating with leading specialists within all product areas to remain updated on any medical and surgical alternatives which may remove or reduce the need for our devices.

New products and services

New products accounted for 29.5% of the year's turnover compared with 23.9% last year. A product is considered new when it is part of a product group less than four years old. Coloplast protects its innovations by pursuing an aggressive patent strategy, aiming to meet specific goals for the number of new patent applications every year.

Like our competitors, we protect our inventions within adhesives, plastics and process technology with patents and our internal patent specialists evaluate and supervise patents issued in relevant fields. In 2001/02 Coloplast filed 28 patent applications. Our holding of patent rights is now 217.

Training tomorrow's researchers

An International Master of Polymer Science is on the drawing board at the Danish Technical University. "We hope this degree will attract more foreign students to the DTU and help us turn out more candidates for jobs in Danish industry, which is in urgent need of plastics engineers," says professor Ole Hassager from the Danish Polymer Centre.

"The primary raison d'être of the Danish Polymer Centre, one of the DTU's research institutes, is the teaching activities of the Centre's researchers. I am pleased that Coloplast has taken a lead and promised to support the new Master's degree. It will become a reality once enough student grants have been secured from the industry," says Ole Hassager, adding,

"The transfer of technology to industry will not bring results if based solely on written reports. Knowledge must be carried by people. Ideally the companies should employ industrial researchers and also open their doors to students doing relevant projects," says Ole Hassager.

Value chain for shareholders

Mission and Values ⇒



- Business objectives
- Preparedness
- New products and services
- Dialogue with investors

Enablers ⇒



- Winning market shares
- Improving profitability
- Investors' trust

Results





According to the Danish Securities Trading Act, s. 37, and in compliance with the duty to inform the Copenhagen Stock Exchange (s. 9), listed companies must keep records of persons with access to inside information and of the share interests held by them and their relatives. At 30 September 2002, these interests were as follows:

Share interests

	B shares	A shares
Executives (57)	23.811	
Board of directors (9)	846.486	1.228.500
Group Management (4)	9.554	
Total	879.851	1.228.500

At 30 september 2002, the market value of the 879,851 B shares was DKK 466,277,040.

Every time Coloplast publishes financial statements, the management will be on the road to meet new and potential investors. Share analyst Malene Brøndberg, Nordea Securities, sees it as a sign of openness that the management takes the time to travel with stockbrokers to visit investors. "It is important to keep up the dialogue with investors," she says. "Their relationship with the company strengthens when they meet key people face to face."

Segment growth rates

Business area	Coloplast's growth	Estimated market growth
Stoma care	14%	5-10%
Continens	21%	7-10%
Wound care	12%	10-12%
Skin care	3%	7-9%
Breast care	6%	3-5%

Share price development


600
500
400
300
200
100
Oct. 98
Oct. 99
Oct. 00
Oct. 01
Oct. 02
Coloplast B. Monthly average
KFX-Index Monthly average

Coloplast financial calendar for 2002/03

2002
22 Oct. Closing period until 19 November
19 Nov. Financial Statement for the full year 2001/02
3 Dec. Annual Report for 2001/02 published
16 Dec. Annual General Meeting
20 Dec. Payment of dividends for 2001/02

2003
17 Jan. Closing period until 7 February
7 Feb. Financial Statement for Q1 2002/03
23 Apr. Closing period until 14 May
14 May Interim Financial Statement for 2002/03
30 Jul. Closing period until 20 August
20 Aug. Financial Statement for Q1-3 2002/03
21 Oct. Closing period until 18 November
18 Nov. Financial Statement for the full year 2002/03
11 Dec. Annual General Meeting

Dialogue with investors

It is desirable that the price of Coloplast B shares develops on a steady upwards curve. We engage in an open dialogue with investors and analysts to communicate the information they need to assess our future business performance with due respect for the ethical rules of the Copenhagen Stock Exchange. In 2001/02 the management participated in 158 meetings and video/telephone conferences attended by 277 investors and analysts. 121 meetings took place outside Denmark. We are barred by law from meeting with investors and analysts within three weeks of the publication of quarterly financial statements and within four weeks of annual financial statements.

In March 2002, Coloplast arranged a Capital Market Day. Its theme was "From product idea to end-user". Nearly 30 Danish and foreign analysts and investors participated. From financial year 2002/03 the flow of information to Danish shareholders will include a biannual shareholder magazine.

Winning market shares

Coloplast is gaining market shares within most business areas. Overall organic growth in 2001/02 was 14% in local currencies. For most markets, growth rates surpass our estimates of market growth. For the individual business areas the growth rates were as shown in the table to the left.

Improving profitability

Coloplast's growth objective for 2001/02 was achieved, whilst the return on equity was 63%.

Over the last five years, Coloplast's turnover has grown by 106% from DKK 2,724m to DKK 5,624m. During the same period, the number of employees in the Group increased by 69% from 3,269 to 5,515. This amounts to an increase in the turnover per employee of 24%, from DKK 823,000 to DKK 1,020,000 over the period.

Information to the Copenhagen Stock Exchange 2001/02

3 Oct. Coloplast consolidates and restructures associated companies
15 Oct. Coloplast strengthens liquidity position
1 Nov. 2000/01 Annual Report and Annual General Meeting
20 Nov. Financial Statement for 2000/01
21 Nov. Cash flow statement for financial year 2000/2001
3 Dec. Coloplast publishes annual report for 2000/2001 and finance calendar for 2001/2002
12 Dec. Coloplast divests its Nutrition Business from HSC
18 Dec. Annual General Meeting of Coloplast A/S on 18 December 2001 at 16.00
18 Dec. The Board of Directors of Coloplast A/S elected its own chairman and vice-chairman
14 Jan. Acquisition of continence business to be considered by the British competition authority
25 Jan. OFT reports on Coloplast acquisition of continence business
8 Feb. Quarterly Financial Statement, Q1 2001/02
8 Feb. Movements in Coloplast's executive share option programme

Ownership of Coloplast shares

At 30 September 2002	A shares 1.000 units	B shares 1.000 units	Ownership, %	Voting rights, %
Holders of A shares	1,800	8,837	44.3	66.8
Labour Market Suppl. Pension		1,349	5.6	3.4
Danish institutional investors		4,000	16.7	10.0
Foreign institutional investors		4,400	18.3	10.9
Coloplast A/S		479	2.0	1.2
Other shareholders		2,683	11.2	6.7
Non-registered shareholders*		452	1.9	–
Total	1,800	22,200	100.0	98.9

* No voting rights

Dividends in per cent of Group profit


%
25
20
15
10
5
0
97 98 99 00 01
98 99 00 01 02

Total shareholder return, TSR


%
60
50
40
30
20
10
0
-10
97 98 99 00 01
98 99 00 01 02
TSR 1 yrs
TSR 5 yrs

Operating profit over the five-year period increased by 113%, from DKK 438m to DKK 931m. This corresponds to an increase per employee of 16%, from DKK 134,000 to DKK 169,000.

Economic Profit, EP, is calculated as operating profit less tax and internal and external capital expenditure.

During the past five years, EP increased by 132% from DKK 132m to DKK 306m. Comparing with last year, the increase per employee was DKK 10,000 or 22%, raising it from DKK 45,000 to DKK 55,000. If special items, relating primarily to the divestment of business areas, are included, EP for 2001/02 increased to DKK 657m. This equals an increase of 244%.

Investors' trust

On the first trading day of financial year 2001/02, the Coloplast share price was 548.28. It closed at a price of 529.95, a decline of 3.3% over the year. The KFX index of most liquid shares declined by 24.8% during the period. The market value of Coloplast B shares at year-end was DKK 11.8bn compared to DKK 12.2b at 30 September 2001.

The Coloplast B share is included in the Copenhagen Stock Exchange index of ultraliquid shares (the KFX index). The share ranked number 16 among the 20 most traded Danish shares at the latest selection of shares for the index on 3 June 2002.

Trade in the Coloplast share averaged DKK 337m per month in 2001/02 compared to an average of DKK 344 per month last year.

Shareholder value is generated through a combination of a favourable, long-term share price development and the payment of dividends. Total shareholder return, TSR, reflects the return on invested capital. Looking at TSR over a one-year time frame, the Coloplast B share returned –2.7%, while over a five-year time frame it returned 17.3% year on year.

Dividends

The Board of Directors proposes to the Annual General Meeting that dividends are paid for 2001/02 at DKK 4.35 per share of DKK 10. This is an increase of DKK 0.75 or 21%. For the last financial year dividends were raised by 20% to DKK 3.60 per share of DKK 10.

Dividends for the year are paid out automatically through the Danish Securities Centre on 20 December 2002.

Ownership

The Danish Companies Act, section 28 (a) and (b), requires shareholders owning more than 5% of the share capital or voting rights of a company to be known to the public. According to the records, four shareholders are covered by this section. They are Mrs J. Louis-Hansen of Randers, Mr N.P. Louis-Hansen of Vedbæk, The Foundation of Aage and Johanne Louis-Hansen of Nivå and ATP (Labour Market Supplementary Pension) of Hillerød.

The number of shareholders increased from 9,976 to 10,572. Over the year there were only minor changes in ownership structure. According to the articles of association of the company, shares must be registered in the name of the holder to carry voting rights. 98.9% of all shares are registered in the names of their holders. At 30 September 2002, the volume of shares owned by foreign institutional investors was around 20%.

During 2001/02 Coloplast purchased 56,575 own B shares, for which DKK 32m was paid. At year-end, the total holding of own shares was 2% of the B share capital. The shares are included in the company's holdings of securities and will be used mainly to cover the share option programme.

19 Mar. Coloplast restructures Breast Care activities
21 Mar. The Competition Commission sends out Statement of Issues on Coloplast acquisition
2 Apr. Movements in Coloplast's executive share option programme
4 Apr. Coloplast's restructuring of Breast Care activities complete
5 Apr. The Competition Commission sends out Statement of hypothetical Remedies on Coloplast acquisition
15 May Coloplast sells Coloplast Consumer Products A/S to Johnson & Johnson Holding GmbH
16 May Interim Financial Statement
14 Jun. The Secretary of State for Trade and Industry has announced her decision on Coloplast's acquisition of SSL's continence care business
14 Jun. Coloplast A/S response to announcement by the Secretary of State for Trade and Industry
1 Jul. Movements in Coloplast's executive share option programme
20 Aug. Financial statement - 3 quarters, 2001/02
27 Sep. Coloplast introduces new antibacterial wound dressing named **Contreet** Foam

Investor inquiries should be addressed to
Group director
Carsten Lønfeldt
Tel. +45 49 11 16 11
Fax +45 49 11 15 55
E-mail dkcl@coloplast.com

Corporate communications manager
Jens Steen Larsen
Tel. +45 49 11 19 20
Fax +45 49 11 15 55
E-mail dkjsl@coloplast.com

Questions from shareholders
Agnete Ingvordsen
Tel. +45 49 11 16 12
Fax +45 49 11 15 55
E-mail dkai@coloplast.com

www.coloplast.com

All announcements issued to the Copenhagen Stock Exchange, news releases, information about Coloplast's products and services, financial analysts and financial calendar are available at the corporate website under Investor Relations. The share price is available on-line and financial figures may be downloaded in worksheets. Visitors may subscribe to Coloplast's e-mail news service.

Overview of enablers and results

Stakeholder / indicator		97/98	98/99	99/00	00/01	01/02	Target 01/02
Customers							
Cooperation with users and professional caregivers (index)		31	63	64	100	136	>115
Customer satisfaction measurements		8	1	4	19	16	16
Development projects going through the AIM process		17	40	52	46	72	>46
R&D expenses (%)		5.0	4.8	4.2	3.9	3.7	3.7
Improvement notes at quality management system audits		3	0	2	0	0	0
Complaints (index)		92	107	108	100	94	<95
Customer satisfaction (%)		96.1	92.0	99.2	97.8	97.6	>98.0
Delivery performance (%)		95.5	97.8	98.1	97.9	95.8	>98.5
Employees							
Employee satisfaction measurements	Denmark	2	0	2	1	1	1
	Abroad	10	4	8	6	8	8
Job rotations (%)	Denmark	10	13	16	16	16	>15
	Abroad	–	–	–	–	5	–
Employee satisfaction (points)	Denmark	3.65	-	3.60	3.71	3.83	>3.71
Managerial positions filled internally (%)	Denmark	52	62	72	72	64	>50
	Abroad	59	54	61	53	54	>40
Staff turnover (%)	Salaried, Denmark	6.3	7.8	9.9	9.0	6.8	<10
	Hourly-paid, Denmark	15.8	16.1	16.7	15.7	16.3	<15
	Abroad	–	–	–	–	20.9	–
Absence (%)	Salaried, Denmark	–	–	–	2.1	2.0	<2.0
	Hourly-paid, Denmark	5.1	5.8	5.8	6.3	6.0	<5.0
	Abroad						
Unsolicited applications	Salaried, Denmark	600	820	616	677	1,441	>677
	Hourly-paid, Denmark	2,600	2,800	2,426	2,335	2,909	>2,335
	Abroad	–	–	–	–	2,585	–
Accidents	Number	40	47	51	46	59	0
	Number per million hours	17	16	18	15	17	0
Society							
Improvement notes at environmental management system audit		4	2	3	5	2	0
Neighbour complaints		1	4	3	3	1	0
Environmental effects (index)	Process waste, polymers	106	105	107	100	91	<100
	Volatile organic comp.	112	89	95	100	90	<100
	Electricity consumption	85	84	90	100	92	<100
	Water consumption	101	95	103	100	88	<100
Economic contribution (MDKK)		451	392	552	708	928	–
New jobs	Denmark	207	291	74	233	227	–
	Abroad	174	185	-48	199	1,085	–
Shareholders							
Patents	No. of applications	24	26	15	23	28	>25
	No. of rights	143	167	170	180	217	–
Share of new products (%)		15.0	12.7	15.6	23.9	29.5	>20
Turnover per employee (TDKK)		833	818	955	958	1,020	>958
Operating profit per employee (TDKK)		134	124	150	165	169	>165
Economic Profit, EP, per employee (TDKK)		40	42	39	45	55	>45
Total Shareholder Return, TSR	TSR (%) for 1 yr	16.9	22.6	1.0	57.9	-2.7	–
	TSR (%) for 5 yrs	16.0	24.9	20.1	22.3	17.3	–

Selection of indicators

We report on stakeholder value and intellectual capital in our annual report for the fifth year running. The reporting complies with the rules laid down for non-financial reporting in the Danish Act on Annual Company Accounts. The indicators shown in the table are chosen according to their importance for the enablers and results contributing to the value creation process. Comparative figures for previous years have been shown where available.

Audit

The data collection basis was extended by a number of new indicators last year. We are now implementing

Accounting policies and methods	Group	Denmark	Enabler	Result	Page
Groups which held at least one meeting about product development	x		x		37
Number of completed measurements	x		x		37
New projects going through process whether completed or not		x	x		38
Excluding patent costs in % of turnover	x		x		38
Recorded at QMS certification or follow-up audits		x		x	38
Complaints in relation to products sold. Adjusted for stock turnover time (excl. breast care and skin care)	x			x	38
Percentage of satisfied customers in measurements	x			x	38-39
Percentage of order lines delivered within 24 hours (excl. USA)	x			x	39
Number of completed employee satisfaction measurements	x		x		42
Changed job status for salaried employees (excl. leave)	x		x		42
Overall satisfactoin on a scale from 1 to 5		x		x	42
Recorded by calendar year	x			x	42
Employees leaving relative to average head count (excl. temporary staff)	x			x	43
Absence relative to standard hours (excl. caring for sick child and work accidents)	x			x	43
Written for salaried, personal contact to job centre for hourly-paid employees	x			x	43
Accidents recorded by safety-at-work organisation		x		x	43
Recorded at EMS certification or follow-up audits	x			x	45
Complaints recorded in environmental management system		x		x	47
Calculated process waste		x		x	46-47
Measured or calculated depending on extent					
Meter readings					
Meter readings					
VAT, duties, personal and corporate taxes		x		x	47
At year-end compared to previous year. Converted to full time equivalents	x			x	47
Basic patent applications filed Number of rights relating to different products	x		x		49
Own product groups less than 4 years old. New method. Historical figures adjusted	x		x		49
Employees at year-end (full-time equivalents)	x			x	50
Employees at year-end (full-time equivalents)	x			x	51
Employees at year-end (full-time equivalents, excl. special items)	x			x	51
Average payback in per cent of capital invested. New method (compound interest)	x			x	51

a system for internal auditing of data which can support an external auditing process. Since this system is still in the implementation phase, external auditing has not been carried out this year.

Accounting policies and methods

We aim at having as many indicators as possible include the whole Group. The table states whether the figures relate to the Group or only Denmark. The figures are compiled for the financial year and if the method of reporting has been changed, this is indicated against the respective figures. Indicators stated as indexes are all based on the previous year.

Management assignments

Members of the Board of Directors and Group Management of Coloplast A/S have indicated their management responsibilities with other Danish companies *(except 100% owned subsidiaries)* at 19 November 2002 as follows:

(C) Chairman
(DC) Deputy chairman
(BM) Board Member
(CM) Council Member
(CD) Council Deputy

Group Management

Sten Scheibye (51)
Chief executive
PhD, BCom
Danske Bank (BM)

Carsten Lønfeldt (55)
Group director
MCom
NESA A/S (BM)
Nykredit Invest (BM)
Polaris Management A/S (BM)
The Nykredit Governing Council (CM)

Lars Rasmussen (43)
Group director
BSc (Eng), E*MBA
Bie & Berntsen A/S (BM)
LM Glasfiber A/S (BM)

Maxwell S. Stringer (63)
Group director

Board of Directors

Chairman
Palle Marcus (65)
Director
BCom
7 years on the Board
Novo A/S (C)
EA/S Knud Højgaards Hus (BM)
Novo Nordisk Foundation (C)
Knud Højgaard's Foundation (BM)
Danske Bank (CM)

Deputy chairman
Niels Peter Louis-Hansen (55)
BCom
35 years on the Board
The Foundation of Aage and Johanne Louis-Hansen (C)

Helle Bechgaard (57)
CEO, Arator a/s
PhD (Pharm)
12 years on the Board
ComLic A/S (BM)
Radiometer A/S (BM)
Danmarks Nationalbanks Repræsentantskab (CD)

Jytte Gliim (54)
Senior project manager
B (Languages)
8 years on the Board
Elected by the employees

Per Magid (59)
Attorney
M Law
18 years on the Board
Højgaard Holding a/s (C)
EA/S Knud Højgaards Hus (C)
Knud Højgaard's Foundation (BM)

Flemming Moss (40)
Laboratory manager
BSc (Eng) BCom
4 years on the Board
Elected by the employees

Kurt Anker Nielsen (57)
CEO, Novo A/S
MCom
5 years on the Board
Novo Ventures 1 (C)
Novo Nordisk A/S (DC)
Novozymes A/S (DC)
DAKO A/S (BM)
Collstrop's Memorial Foundation (BM)

Torsten Erik Rasmussen (58)
CEO, Morgan Management ApS,
MBA
10 years on the Board
Amadeus Invest A/S (C)
Bekaert Handling Group A/S (C)
Best Buy Group A/S (C)
Uni-Chains A/S (C)
A/S Det Østasiatiske Kompagni (DC)
JAI A/S (DC)
TK Development A/S (DC)
Bang & Olufsen A/S (BM)
Bison A/S (BM)
ECCO Sko A/S (BM)
Louis Poulsen Holding A/S (BM)
NatImmune A/S (BM)
Scand. Intl. Management Institute Board of Trustees (BM)
Vestas Wind Systems A/S (BM)
Vola A/S (BM)

Knud Øllgård (41)
Electrician
12 years on the Board
Elected by the employees

Group addresses

The Group

Denmark
Tel. +45 49 11 11 11
coloplast@coloplast.com

Coloplast A/S
Holtedam 1-3
DK-3050 Humlebæk

Kromosevej 7
DK-3050 Humlebæk

Bronzevej 2-8
DK-3060 Espergærde

Aa. Louis-Hansens Allé 15
DK-3060 Espergærde

Porthusvej 4
DK-3490 Kvistgård

Egevangen 3-4
DK-2980 Kokkedal

Industrivej 7
DK-7700 Thisted

Coloplast Research
Bakkegårdsvej 406 A
DK-3050 Humlebæk

Subsidiaries
(100% owned unless otherwise stated)

Argentina
Coloplast de Argentina S.A.
Alicia Moreau de Justo 1780
1° piso I - C1107AFJ Buenos Aires
Tel. +54 11 4311 2999
ar@coloplast.com

Australia
Coloplast Pty. Ltd.
33 Gilby Road
Mount Waverley
Victoria 3149
Tel. +61 3 9541 1111
au@coloplast.com

Austria
Coloplast Ges.m.b.H
Am Concorde Business Park 1/B1
2320 Schwechat
Tel. +43 1 707 57 51
at@coloplast.com

Belgium
Coloplast Belgium N.V.
Humaniteitslaan 65
1601 Ruisbroek
Tel. +32 2 334 35 35
be@coloplast.com

Brazil
Coloplast do Brasil Ltda.
Rua México 3, 15th floor
CEP 20031-141 Centro
Rio de Janeiro, RJ
Tel. +55 21 2215 5842
br@coloplast.com

Canada
Coloplast Canada Corporation
3300 Ridgeway Drive
Unit 12 Mississauga, Ontario
Tel. +1 905 820 7588
ca@coloplast.com

China
Coloplast (China) Ltd.
No. 265, Bldg. 1, Changping Road
Gongbei, Zhuhai 519020
Guangdong
Tel. +86 756 81 50 886
cn@coloplast.com

Coloplast (Hong Kong) Ltd.
Unit 715, 7th Floor
Ocean Centre
Harbour City, 5 Canton Road
Tsimshatsui, Kowloon
Tel. +852 2302 0131
hk@coloplast.com

Costa Rica
Coloplast de Costa Rica, S.A.
Zona Franca Metropolitana
Barreal de Heredia, Heredia
Costa Rica, C.A.
Tel. +506 293 3034
cr@coloplast.com

Denmark
Coloplast Danmark A/S
Kokkedal Industripark 2
2980 Kokkedal
Tel. +45 49 11 11 11
dk@coloplast.com

France
Coloplast S.A.
58, rue Roger Salengro
Peripole 126
94126 Fontenay Sous Bois Cedex
Tel. +33 1 49 74 17 00
fr@coloplast.com

Germany
Coloplast GmbH &
Coloplast Beteiligungs GmbH &
Coloplast Zweite Beteiligung GmbH
Kuehnstrasse 75
22045 Hamburg
Tel. +49 40 66 98 07 -0
de@coloplast.com

Amoena Medizin-Orthopädie-Technik GmbH (90% owned)
Kapellenweg 36
83064 Raubling
Tel. +49 80 35 8710
amoena@amoena.com

Home Supply + Care Beteiligungs GmbH
(80% owned)
Home SUPPLY + Care Beteiligungs GmbH & Co Verwaltungs KG
(99% owned)
Fritz-Reuter-Strasse 2
22926 Ahrensburg
Tel. +49 4102 5167 41
kschlei.verwaltung@hsc-online.de

Great Britain and Ireland
Coloplast Ltd.
Peterborough Business Park
Peterborough, Cambs. PE2 6FX
Tel. +44 1733 39 20 00
gb@coloplast.com

Coloplast Direct Ltd.
Tel. +44 1733 39 20 96
gbdirectteam@coloplast.com

Executives

at 19 November 2002

Holland
Coloplast B.V. &
Zhuhai Investments B.V.
Softwareweg 1
3821 BN Amersfoort
Tel. +31 33 454 44 44
nl@coloplast.com

Hungary
Coloplast Hungary Kft.
2800 Tatabánya
Búzavirág út 15
Tel. +36 34 520 500
hu.factory@coloplast.com

Italy
Coloplast S.p.A.
Via Nanni Costa 30
40133 Bologna BO
Tel. +39 51 41 38 000
it@coloplast.com

Japan
Coloplast K.K.
YS Building, 4th Floor
2-11-16 Shiba Daimon
Minato-ku
Tokyo 105-0012
Tel. +81 3 34 59 66 41
jp@coloplast.com

Norway
Coloplast Norge AS
Ole Deviks Vei 2, Etterstad
0603 Oslo 6
Tel. +47 22 72 06 80
no@coloplast.com

Poland
Coloplast Sp. zo.o.
Ul. Leszno 12
01-192 Warszawa
Tel. +48 22 535 73 73
pl@coloplast.com

Spain
Coloplast Productos Médicos S.A.
Agustin de Foxa 29, 5
28036 Madrid
Tel. +34 91 314 18 02
es@coloplast.com

Sweden
Coloplast AB
Kungsparksvägen 2
434 22 Kungsbacka
Tel. +46 300 33 250
se@coloplast.com

Switzerland
Coloplast AG
Blegistrasse 1, Euro 1
6343 Rotkreuz
Tel. +41 41 799 79 -79
ch@coloplast.com

USA
Coloplast Corp.
1955 West Oak Circle
Marietta, GA 30062-2249
Tel. +1 770 281 8400
USMEDWEB@coloplast.com
usamoena@coloplast.com

Coloplast Corp.
1940 Commerce Drive
North Mankato, MN 56002-8300
Tel. +1 507 345 6200
us.mn@coloplast.com

Sterling Medical Services
2 Twosome Drive
Moorestown, NJ 08057
Tel. +1 856 273 9900
inquiries@sterlingmedical.com

Representative Offices

Croatia
Coloplast A/S
Palmoticeva ulica 56/3
10000 Zagreb
Tel. +385 1 48 19 597
hr@coloplast.com

Hungary
Coloplast A/S
Háros út 126/A
1222 Budapest
Tel. +36 1 228 7942
hu@coloplast.com

Israel
Coloplast A/S
Rothschild St. 55
Rishon le Zion 75266
Tel. +972 3 956 1190
il@coloplast.com

Portugal
Coloplast A/S
Rua Gorgel do Amaral no. 4 - cv Dta
1250-199 Lisboa
Tel. +35 12 138 38 626
pt@coloplast.com

Russia
Coloplast A/S
Bolshaya Bronnaya str., 3
103104 Moscow
Tel. +7 095 202 9375
ru@coloplast.com

Slovakia
Coloplast A/S
Obchodné Zastupitelstvo
Dolná 62
974 01 Banská Bystrica
Tel. +42 188 415 3761
sk@coloplast.com

Slovenia
Coloplast A/S
Prusnikova 1
1210 Ljubljana
Tel. +386 15 12 7440
si@coloplast.com

South Africa
Coloplast A/S
P.O. Box 505
Wendywood 2144
Tel. +27 11 802 2943
za@coloplast.com

The Czech Republic
Coloplast A/S
Kyjovská 1
14200 Praha 4
Tel. +42 02 444 70212
cz@coloplast.com

Associated companies

4C Health Limited, Scotland
(40% owned)

Other companies
(100% owned unless otherwise stated)

Coloplast Ejendomsaktieselskab,
Coloplast Ejendomsaktieselskab II,
Coloplast Ejendomsaktieselskab III,
Coloplast Ejendomsaktieselskab IV,
and Coloplast Ejendomsaktieselskab V, Denmark
Co-Inject ApS, Denmark

Amoena GmbH subsidiaries
(100% owned by Amoena GmbH unless otherwise stated)

Amoena Medizin-Orthopädie-Technik Verwaltungs GmbH, Germany
Amoena (UK) Ltd., Great Britain
Amoena France S.A., France
Amoena Scandinavia AB, Sweden
Amoena spol.s.r.o., The Czech Republic (50% owned)
Amoena Kft., Hungary (50% owned)
Amoena Portugal Lda., Portugal (50% owned)

HSC Beteiligungs GmbH subsidiaries
(100% owned by HSC Beteiligungs GmbH unless otherwise stated)

7. HSC Beteiligungs GmbH
Almed GmbH (70% owned)
Blumed GmbH (70% owned)
Cosamed GmbH (70% owned)
Hansemed GmbH (70% owned)
Karmed GmbH (51% owned)
Keimed GmbH (67% owned)
Kurmed GmbH (70% owned)
Limed GmbH
Nobaymed GmbH (70% owned)
Reimed GmbH (70% owned)
Rodamed GmbH (70% owned)
Rumed GmbH
Sermed GmbH (70% owned)
Somed GmbH (94.6% owned)
Spreemed GmbH
Stomed GmbH (70% owned)
Thomed GmbH (70% owned)
Tinmed GmbH (70% owned)

In the parent company

Corporate sales
Jens Fabricius, general manager
Jan R. Frederiksen, general manager
Henning Hansen, general manager
Michael Jørgsholm, general manager

Distributor markets
Henrik Hjermov, general manager, Export Region

Product divisions
Ostomy Products Division
Svenn Poulsen, general manager
Mogens Wismann, operations manager
Henning Sandal, operations manager

Continence Care Division
Mogens Pedersen, general manager
Jens Kristian Pedersen, operations manager

Wound Care Division
Sven Lange, general manager
Erik Andersen, operations manager

Consumer Products Division
Henrik Skov Andersen, general manager

Corporate staff
Merete Brunander, corporate marketing director
Søren Holck, corporate IT director
Bente Laursen, corporate HR director
Peter Samuelsen, corporate R&D director
Peter Volkers, corporate legal affairs manager
Jens Øhrwald, corporate controller
Jens Steen Larsen, corporate communications manager
Ingrid Kofoed Malmberg, corporate quality manager
Johnny Nielsen, corporate logistics manager
Jørgen Fischer Ravn, corporate environmental manager

In the subsidiaries

Europe
Austria, Sigrun Kain, country manager
Belgium, Eric Bursens, general manager
Denmark, Claus Bildsøe Astrup, general manager
France, Michel Mayneris, Président du Directoire
Germany, Austria and Switzerland, Andreas Joehle, GM
Germany, Andreas Rudolph, HSC, GM
Germany, Bernd Wensauer, Coloplast Breast Care, GM, Production
Great Britain and Ireland, Graham Sethna, GM
Holland, Dirk Pekelharing, GM
Hungary, Allan Rasmussen, GM
Italy, Achille Grisetti, Direttore Generale
Norway, Reidar Mathisen, GM
Poland, Cezary Brzozowsky, GM
Spain, Estrella Velasco, GM
Sweden, Greger Karlsson, GM
Switzerland, Peter Fridlin, GM

USA & Canada
Donald C. Looney, president, Coloplast Corp.
David Kessler, president, Sterling Medical
Tom Ryan, president, Skin Care Division
Jens E. Stovgaard, president, Coloplast Breast Care
David W. Heffner, president, Coloplast Breast Care, sales
Lou F. Malice, president, Coloplast Breast Care, production

Oceania & Asia
Maureen McKenzie, Australia, GM
Vagn Heiberg, Japan and China, GM
Jørgen B. Hansen, China, country manager

Latin America
Santiago Caratini, Argentina and Brazil, GM

Coloplast in brief

Coloplast was founded in 1957. The company's shares were listed at the Copenhagen Stock Exchange in 1983. Coloplast develops, manufactures and markets medical devices and associated services, contributing to a better quality of life. Based on skin-friendly adhesives, medical devices have been developed within six business areas:

- Ostomy products for people whose intestinal outlet has been surgically rerouted through the abdominal wall
- Continence care products for people with bladder control problems
- Wound dressings for chronic wounds
- Skin care products for prevention and treatment
- Breast forms and special textiles for women after breast surgery
- Special dressings for the consumer products market.

The market

Coloplast is mainly operating in niche markets with few big suppliers. The majority of our products are reimbursed by healthcare authorities in the Western World, and generally it is a nurse who chooses the product or has an influencing role in its selection. Coloplast has in-depth knowledge of the respective countries' healthcare systems and is represented by sales subsidiaries in most markets.

More than 98% of Group turnover is generated in countries outside Denmark, including about 77% in Europe and 17% in North and South America.

Coloplast employs 5,515 people worldwide, 2,508 of them working in Denmark.

Objectives

The Group has set an objective of achieving a turnover of DKK 8bn by the year 2005 and a profit margin of 17%. These objectives can be achieved through an average annual organic growth of 10% and few, minor acquisitions. Growth in market shares is anticipated in all businesses as a consequence of commercial competencies and development of further innovative products and services.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Tel. +45 49 11 11 11
Fax +45 49 11 15 55
coloplast@coloplast.com
www.coloplast.com
Comp. regis. no. 69 74 99 17